04051915

ARS

UniFirst Corporation

2004 Annual Report


VENTURA
TRUCKING
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Jim
VENTURA
TRUCKING

P.E. 8/28/04



FINANCIAL HIGHLIGHTS

UniFirst Corporation and Subsidiaries
(In thousands, except per share data)

Fiscal Year Ended August	2004	2003	% change
Revenues	$719,356	$596,936	20.5
Income before cumulative effect of accounting change	33,578	29,262	14.7
Shareholders' equity	367,749	335,380	9.7



- ☆ Corporate Headquarters
- ○ Service Locations
- ○ Distribution Centers
- ▷ Manufacturing Plants
- ◆ Nuclear Service Locations
- ● Cleanroom Service Locations
- ▽ First Aid Locations

Locations

UniFirst Corporation and Subsidiaries

Who is UniFirst?

From modest beginnings in 1936, UniFirst Corporation has grown to become one of North America's largest workwear and textile services companies. We design, manufacture, rent, clean, deliver, and sell a wide range of uniforms, work garments and protective clothing; as well as industrial wiping products, floor mats, facility services products, and other non-garment items. Additionally, our UniTech and UniClean segments provide specialty services to nuclear and "ultra-clean" businesses, and our Green Guard division provides first aid cabinet services and other safety supplies to a variety of manufacturers, retailers and service companies. UniFirst Corporation serves businesses of all sizes in a wide array of industrial categories.

UniFirst's corporate mission is to be recognized as the quality leader in our industry. Our careful focus on serving each customer's unique needs and providing total satisfaction enables us to grow, to provide an equitable return on investment, and to create opportunities for our team partners.

In fiscal year 2004, UniFirst employed 9,000 team partners who served over 175,000 customer locations from sites in the United States, Canada and Europe; operated 143 customer service centers, 13 nuclear decontamination facilities, 2 cleanroom operations, 12 first aid locations, 2 distribution centers and 2 manufacturing plants; manufactured millions of garments; designed custom garments for corporate image programs and special workwear applications; and stood as a world leader in cleaning and decontaminating nuclear protective clothing.

Dear Shareholders,

In fiscal 2004, UniFirst generated record revenues of $719.4 million, an increase of 20.5% over fiscal year 2003's $596.9 million. Net income was $33.6 million, an increase of 24.3 percent from the previous year's $27.0 million. Diluted net income per Common Share was $1.74 versus $1.40 for the prior year, which was consistent with the high end of our guidance during the year.

A major portion of the revenue increase we realized was due to the Textilease acquisition which was completed just days after the beginning of fiscal 2004, thus providing essentially a full year financial benefit. Overall, acquisitions accounted for 14.7 percent of total revenue growth, with organic internal growth making up the balance. Price increases had less than a 1 percent impact.

Most of the acquisition related growth went over to the uniform side, but our first aid services also benefited substantially from the addition of Textilease's first aid operations to our Green Guard Division. In fact, the new volume these businesses brought had the immediate effect of almost tripling the size of our first aid service unit.

Integration of the Textilease operations was ongoing throughout the year. The aim was to have all facilities converted to UniFirst systems by the end of the fiscal year and we were essentially on target with this, save for completing certain routing, service and inventory system modifications. These changes are currently in progress and we expect final full integration by the end of the first quarter of fiscal 2005. Overall, this process went as smoothly as could be expected and we continue to be impressed by the enthusiasm and commitment of the personnel at all these locations. Working hand-in-hand with UniFirst operations people and staff specialists, they took on a challenging task and made it look almost easy.

Account losses at Textilease locations, which were running at almost 15 percent early in the year – largely due to the competitive feeding frenzy that takes advantage of customer uncertainty following an unexpected change in supplier ownership – abated and the cumulative loss number finished the year down from that. Most business that's lost in these situations tends to occur in the first few months and the



steps we took to convert as many Textilease customers as possible to new UniFirst service agreements helped to quell the defections. In the end, total wearer shrinkage for combined UniFirst/Textilease operations came in about 10 percent. So the negative impact of the early Textilease blip was offset by our retention performance in other areas.

While bringing Textilease on-board took a lot of effort from a lot of people, it wasn't the only thing that got our attention and energy during the year. We made progress on a number of fronts... all of which are expected to have a positive influence on the future growth of our business. For example, we saw operational, organizational and market development progress from our UniTech and Green Guard segments. UniTech introduced new specialized products for its decontamination services customers in the US and worked particularly hard overseas to increase penetration of its Euro Nuclear Services business in the EU countries, with special emphasis on England and France. Green Guard had its own integration challenge with the Textilease medical services businesses, but handled that well, while at the same time opening new markets, adding professional sales staff and expanding geographic coverage.

The core UniFirst business didn't stand still either. In the uniform business, product focus can lead to market opportunity. So during the year, we did a couple of things that we believe will make a positive difference. First, we introduced our new line of self-manufactured Armorex FR™ garments for flame resistant protective applications and have already used them to leverage new sales with several larger FR users. These products match up performance-wise to "brand name" garments that we previously featured, but have special features we've built-in and offer the pricing flexibility of lower cost. Both are helpful in competitive bidding situations.

Second, we set plans in place to reopen our former Cave City, AR garment plant which had been closed since we moved our shirt manufacturing operations from there to Valles, Mexico. This facility is being reconfigured as a mat and mop manufacturing plant, with equipment being installed that will allow us to produce nylon-on-rubber and all rubber mats, as well as both wet and dry mops. We'll begin by making our requirements for rubber scraper mats – those used outside entry doors to knock off the heaviest dirt prior to foot traffic reaching the nylon walk-off mats that are placed inside. Next will be mops and then our nylon-on-rubber carpet top mats. Bringing these products under our own manufacturing umbrella gives us obvious cost advantages, but also allows us to create new designs and unique product features that should result in selling advantages in the marketplace.


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These and other business growth initiatives – including the continued roll-out of our Sales Force Automation system – required both new capital expenditures and the absorption of related expenses. But overall, we exercised careful cost control during the year and held back on major capital projects wherever we could. Given the continued economic softness and the market's generally slow response to the positive growth indicators that began to appear, we wanted to be as prudent as possible in managing expense. We think this course made sense from a financial management standpoint and we believe it positively influenced year-end profitability. We will, though, be looking toward using slightly looser reins on capital spending initiatives as we head into the new fiscal year.

One thing we know for certain is that both business conditions and the environment in which we operate will continue to change. That means we have to change as well. It also means that keeping business growth on-track will require new ways of thinking and new ways of working. It means we will have to be quicker in reacting to competitive situations, more flexible in responding to market demands and even more capable in implementing plans and programs.

All UniFirst Team Partners are guided by our Horizon 21 Strategic Plan and all business units, including all field operations, are fully integrated into a company-wide planning system that requires managers and their teams to lay out the strategies and action steps they will implement each year to achieve the growth performance the Company is seeking. Each unit, each team and each operational component understands how they fit into the big picture and each believes in the critical importance of execution in producing results. Implementation of strategies, execution of plans, completion of tasks, doing each and every job as designed – but always with the application of individual imagination and initiative – is what we are aiming for. And we think we've created an organizational model that can produce exactly that.

Fiscal Year 2004 was an excellent growth year for UniFirst. The challenge now is to take the momentum we have built and make it work for us in the months ahead. We continue to look for solid acquisitions in our core business areas to help in that. But that's not what we rely on. Rather, we look to ourselves... to our organization, to our training, to our plans and programs, and to our ability to execute well and consistently as the real source of success.

There are some additional thoughts on our organization's resources for growth included in the text that follows. I hope you will be motivated to read it. And as always, I thank you for your continued support and look forward to reporting to you on the progress of your Company in the quarters ahead.

Ronald D. Croatti
Chairman of the Board, President and Chief Executive Officer

Products

In our industry, the ability to successfully attract and retain customers depends, in no small measure, on the products a company offers. It's no surprise, then, that before making a commitment to any service provider, customers will look to product selection, product range and perceived product quality as the most readily accessible, tangible measures of the total service package they can anticipate receiving.

Things like "reliability," "service performance," "satisfaction" and "value" can be talked about, but they can't be seen. Products, on the other hand, can be held up to the light, weighed, sniffed, tipped upside-down and otherwise examined for a firsthand assessment of quality. Features can be scrutinized. Colors compared. Heft and feel judged. In short, the physical items can – and often do – become the best hard evidence a prospective customer has of what will be delivered to them in the future.

In making this examination, buyers are looking for evidence of quality, to be sure. But it doesn't end there. They are also looking for breadth of line, item style, uniqueness, customization possibilities and guaranteed availability. They want more choices, better goods and faster delivery. And they want it all for a competitive price that translates to the best value for them.

To give customers what they are seeking, UniFirst puts a lot of effort into making its product offer the best in the business. As a provider with perhaps the widest standard line in the industry (we support over 10,000 SKUs in our stock inventory), we deal with the best suppliers out there – choosing individual items not on cost, but on their demonstrated ability to satisfy the specific needs of our various user groups. But what we purchase is just part of it. Because we make more than we buy... approximately 63% of all the garments used in our service programs come from our own factories. Shirts, pants, jeans, coveralls, jackets, smocks and more are self-manufactured using proprietary designs, the best available materials and our own strict quality control.

Producing goods ourselves not only allows us to create unique branded items with exclusive features we design-in, but it gives us the flexibility to create custom variations to suit special needs, allows us to better manage cost and gives us total control over item scheduling and availability... ensuring that customers will always have the goods they need, when they need them.

That's why any time a prospect we approach looks to product as the best evidence of competing suppliers' relative abilities to meet their expectations, we think the advantage goes to UniFirst.

Sales

The success of our sales operations has an obvious and direct impact on our ability to grow the business. In good economic times and bad, up-markets and down-markets, we have to be out there targeting the right prospects with the right offers. It's not always easy. And in today's highly competitive environment, the challenge to continuously deliver results can be daunting. Nevertheless, it's a challenge we relish and one we feel particularly well-equipped to handle.

As consultative sellers, we must be able to demonstrate skill, knowledge and expertise in our business specialty and show prospects how we can apply all that to their particular situation in a way that produces the unique benefits they are seeking. But delivering that message convincingly calls for more than just a simple selling model. It requires smart, capable, motivated people who are equipped to do the job and who are driven to be successful at it.

That's why we invest so much time and energy into the process of recruiting, hiring and training a cadre of sales representatives that can effectively take our message to the prospects we are trying to reach. We use a customized success profile to help us in choosing people with the greatest likelihood of performing well. Then candidates are put through an extensive training and field evaluation regimen that helps to further pinpoint those who should excel. Reps who make the grade get additional classroom training, continuous mentoring and coaching from local sales managers, and a wide range of sales aids and administrative tools to maximize their efficiency in the field.

Getting the right people in front of the right prospects calls for a certain degree of tailoring. That's why, in addition to our large team of Professional Sales Representatives who focus primarily on uniform program selling, we also have Facility Services Sales Reps who are exclusively targeting floorcare and restroom services opportunities, Protective Garments Specialists who focus on flame resistant and high visibility clothing applications and First Aid Services Representatives who pursue first aid cabinet service accounts. We have our Route Sales Team, which concentrates on expanding services to current customers. We have our UniTech Services Group, with its own specialist selling resources for both cleanroom garment applications and for nuclear garment decontamination applications. And, of course, we have our dedicated National Account Sales Team – with specialists for both program sales and rental applications – who pursue the very largest national-scale prospects and who concentrate on central-buying-authority deals.

These various specialist sellers, supported by equally specialized sales management, combine with our catalog and Internet marketing systems to offer customers a highly capable, extremely skilled and rigorously qualified resource that is designed to deliver precisely what's needed to create the most productive buyer/seller relationship. Skilled people, excellent training, capable supervision, multiple prospect touch-points and targeted contact strategies mean continued sales growth isn't just a goal... it's a commitment.


Jim
Nancy
The Greens
Mike
SERVICE

Service

New account sales only produce a sustainable growth benefit if the existing customer base is retained through effective service practices. It's long been said that securing a new customer costs six to eight times as much as keeping the customer you already have. Yet it's amazing how many companies lavish spending on business development efforts at the expense of maintaining and improving the service systems that their current customers count on.

We can't and won't do that. Next to our employees, our base of satisfied customers is the most valuable asset the Company has. That means we will do everything possible to sustain and nurture that business base and to increase its value over time. When we say "customers are the focus of everything we do," it's more than just a slogan – it's our most essential operating imperative and one which drives a wide range of activities that directly impact customers' perceptions of us and our service.

Nothing is more important than the continuing goodwill of our customers and that's why UniFirst developed an entire system aimed at that singular goal. At its heart are regularly scheduled visits by UniFirst service personnel, who not only talk with wearers, but ask each customer to grade us on exactly how we are doing. Plus, we distribute special mail-back survey cards to individual uniform wearers, with responses going directly to our Corporate Headquarters. We're serious about wanting their opinions and equally serious about acting quickly to resolve any problems that may surface.

To ensure the satisfaction of each customer, every one gets three trained service professionals working on their account at all times. There's a dependable Route Sales Representative who keeps their program running smoothly day-in and day-out; a Service Manager whose primary responsibility is to see they're getting everything they need when they need it; and a helpful local Customer Service Rep, who's always available to provide immediate telephone assistance. Through the efforts of this team, we guarantee 24-hour response on any problem, question or request. And problem follow-up, including the customer's reaction to the corrective actions we take, is tracked through a computerized reporting system that both location and corporate management scrutinize daily.

Central to our culture is the precept that the customer is number one. That's why every Team Partner is empowered to take whatever action is necessary to get the job done right. Every one believes that "best service" doesn't mean just meeting expectations... it means exceeding them. Thinking big is for the other guys. We know that success in our business calls for just the opposite. It demands worrying about details, sweating the small stuff and taking care of every little thing. It's what we do every day.


UniFirst
John
UniFirst
Carl

Operations

What the Service Department delivers is in large measure determined by the effectiveness and efficiency of our Operations and Production teams. They are the Team Partners who are responsible for getting products ready for installation, cleaning and finishing them to the highest standards once they're in use, repairing them whenever necessary, replacing them as required, sorting and prepping them for delivery and handling any special-needs that may be communicated by the customer. Fortunately, there are two primary infrastructure resources that aid in the successful completion of this mission: our Central Distribution Center; and our modern local laundry facilities.


Jerry
UniFirst

In our industry, the business with the greatest potential for growth is the one that can best control both the accessibility to and the quality of the goods it includes in its programs. The UniFirst distribution Center in Owensboro, Kentucky was specifically designed to produce industry-leading customer response times on the fulfillment of orders for new rental installations, for garment replacements, for personalization (whether emblems, direct embroidery or screenprint), as well as for all direct sale, catalog and Internet orders. With over 2 million pieces in inventory at any time, most orders ship in 24 hours...including those with approved personalization. That means the goods customers need are in their places of business fast. And that's key to their satisfaction, because it means new wearers are outfitted quicker, replacement garments will almost always be included in the next week's delivery and first-time installations don't involve the long delays that are characteristic of other providers. In fact, in most cases, our customers' expectations for timeliness of delivery aren't just met, they're exceeded.

With goods getting to the local UniFirst service center or laundry more quickly, the job of the Team Partners there is made just a little easier. But they still have a big task. Because new clothes must be integrated with those already in service to become a seamless part of the continuous cleaning, maintenance, distribution and delivery process that is at the heart of the weekly service we provide. Doing that effectively, efficiently and accurately day after day calls for production systems that are volume based, yet flexible enough to be tuned to the special requirements of individual customers. That's where the production technologies UniFirst has introduced come into play. Automated washrooms, counting and bagging systems, garment transport systems and finishing equipment combine with computer-controlled scanning and sortation equipment to speed garments and other products through our laundries, onto delivery trucks and back to customers. Not only does this level of automation optimize production efficiency and reduce overall costs, it also results in the absolute best quality deliverables. That's important. Because in the end, it's what we carry back into our customers' places of business that serves as the best measure of how well we are doing our jobs.

The ongoing investments UniFirst makes in its operations infrastructure and the level and types of technologies we employ – including some designed, developed and implemented by the Company's own engineers – makes us an industry leader in the use of advanced production systems. That may not mean much to the average person on the street. But to the Company's uniform and facility services customers, it's pretty big. It means everything we promised them prior to the sale we actually deliver. Completely. Accurately. And with all the quality and value they expect. In short, it means we're delivering satisfaction.

Managed Solutions

Uniform and work clothing services remain at the core of our business. But the focus is no longer exclusively with weekly rental maintenance programs. We lease products as well, giving customers all the service benefits of a rental program, but leaving the weekly cleaning up to them. We also offer a special lease version with optional, on-demand cleaning. And for those not interested in spreading program expense via weekly rental or lease payments, we offer a variety of purchase programs. The point is, there are lots of ways we can service the clothing needs of business and we're doing our best to make attractive choices available to all those who are in a position to buy.

"Better servicing the needs of business" is something we give a lot of attention to... whether that means bringing greater value to current customers through the addition of new products and services or it means finding entirely new business areas that will appeal to a whole new range of prospects. So long as the addition is consistent with our basic business model and is strongly aligned with our core competencies, we'll investigate, evaluate and test. And in that regard, our basic operating structure is ideally suited to supporting the investigation of new ideas or concepts. With large numbers of essentially independent operating units spread over great swaths of geography, we can easily try a new idea or product in a few locations without in any way impacting operations in the others. It's an ideal laboratory arrangement which allows us to try several things at the same time in different places... only expanding the evaluation of those which show significant initial promise.



The explosion of the service economy – including services directly targeted to business – is ample evidence of a collective awareness that specialized managed services and outsourcing makes sense for many of the lower priority, repetitive activities that businesses have either traditionally handled on their own or have avoided entirely due to lack of time or expertise. It's one of the reasons we purchased The Green Guard First Aid and Safety business and why we have built its market share through the addition of the Medique Products business. They are a combination of route service and wholesale distribution operations designed to satisfy the consumable first aid product needs of small, mid and larger size businesses. They offer a valuable managed service option that companies find both convenient and economical, and which allows users to satisfy their mandated employee protection requirements with a minimum level of their own involvement.

The whole idea of specialized product services is not new to UniFirst. In the late 1950s, we virtually pioneered the outsourced nuclear laundry business. And over the years we've added additional specialty services to satisfy defined customer requirements. These include cleanroom services, protective garment services, facility services and the aforementioned first aid services. All fit the general business model framework we've established and all are attractive growth areas for the Company. We will continue to invest in their expansion and expect each will find new products to offer and new markets to explore in the future.

One thing we know: UniFirst's growth in the years ahead will be far less dependent on rental uniforms than it has been in the past. That doesn't mean the uniform opportunity itself is shrinking. Far from it. We believe the market for rental work clothing of all kinds will continue to grow and that we will remain a leader in supplying the products and services the market is seeking. But we also believe that the opportunities for related, aligned services is just now beginning to take shape and that we will also be a leading participant in the growth these areas will afford.

The future of our business is bright indeed. We look forward to what lies on the road ahead as well as up the interesting new paths that may diverge just over the horizon.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 28, 2004

Commission File Number 1-8504

UNIFIRST CORPORATION
(Exact name of registrant as specified in its charter)

Massachusetts	04-2103460
(State of Incorporation)	(IRS Employer Identification Number)

68 Jonspin Road
Wilmington, Massachusetts 01887
(Address of principal executive offices)(Zip Code)

Registrant's telephone number: (978) 658-8888

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of each exchange on which shares are traded
Common Stock, $.10 par value per share	New York Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).

Yes X No☐

The number of outstanding shares of UniFirst Corporation Common Stock and Class B Common Stock at November 5, 2004 were 9,279,879 and 9,928,144, respectively. The aggregate market value of shares held by non-affiliates of the Company as of the end of the last business day of UniFirst's most recently completed second fiscal quarter was $238,151,988 (based upon the closing price of the Company's Common Stock on the New York Stock Exchange on said date and assuming the market value of a share of Class B Common Stock (which is generally non-transferable, but is convertible at any time into one share of Common Stock) is identical to the market value of the Common Stock).

UniFirst Corporation
Annual Report on Form 10-K
For the fiscal year ended August 28, 2004

Table of Contents

PART I

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's Proxy Statement for its 2005 Annual Meeting of Shareholders (which will be filed with the Securities and Exchange Commission within 120 days after the close of the 2004 fiscal year) are incorporated by reference into Part III hereof.

This Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference are discussed in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Form 10-K.

ITEM 1. BUSINESS

GENERAL

UniFirst Corporation (the "Company" or "UniFirst") is one of the largest providers of workplace uniforms and protective clothing in the United States. The Company designs, manufactures, rents, cleans, delivers, and sells a wide range of uniforms and protective clothing, including shirts, pants, jackets, coveralls, jumpsuits, lab coats, smocks and aprons, and also rents industrial wiping products, floormats, facility service products, other non-garment items, and provides first aid cabinet services and other safety supplies, to a variety of manufacturers, retailers and service companies. The Company serves businesses of all sizes in numerous industry categories. Typical customers include automobile service centers and dealers, delivery services, food and general merchandise retailers, food processors and service operations, light manufacturers, maintenance facilities, restaurants, service companies, soft and durable goods wholesalers, transportation companies, and others who require employee clothing for image, identification, protection or utility purposes. At certain specialized facilities, the Company also decontaminates and cleans work clothes that may have been exposed to radioactive materials and services special cleanroom protective wear. Typical customers for these specialized services include government agencies, research and development laboratories, high technology companies and utilities operating nuclear reactors. In fiscal 2004, the Company generated $719.4 million in revenue, of which approximately 58% was from the rental of uniforms and protective clothing, 27% was from the rental of non-garment items, 8% was from garment decontamination services, 4% was from first aid cabinet services and other safety supplies, and 3% was from the direct sale of garments.

We maintain our website at www.unifirst.com, and make available free of charge through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, including exhibits, and amendments to those reports filed or furnished to the Securities Exchange Commission (SEC) pursuant to Section 13(a) or 15(d) of the Securities Exchange Act, as amended, as soon as reasonably practicable after such documents are electronically filed, or furnished, to the SEC.

PRODUCTS AND SERVICES

The Company provides its customers with personalized workplace uniforms and protective work clothing in a broad range of styles, colors, sizes and fabrics. The Company's uniform products include shirts, pants, jackets, coveralls, jumpsuits, smocks, aprons and specialized protective wear, such as flame resistant and high visibility garments. At certain specialized facilities, the Company also decontaminates and cleans clothes which may have been exposed to radioactive materials and services special cleanroom protective wear. The Company also offers non-garment items and services, such as industrial wiping products, floor mats, dry and wet mops, and other textile products.

The Company offers its customers a range of garment service options, including full-service rental programs in which garments are cleaned and serviced by the Company, lease programs in which garments are cleaned and maintained by individual employees, and purchase programs to buy garments and related items directly. As part of its rental business, the Company picks up a customer's soiled uniforms and/or other items on a periodic basis (usually weekly) and delivers back cleaned and processed replacement items. The Company's centralized services, specialized equipment, and economies of scale generally allow it to be more cost effective in providing garment and related services than customers would be by themselves, particularly those customers with high employee turnover rates. The Company's uniform program is intended not only to help its customers foster greater company identity, but to enhance their corporate image and improve employee safety, productivity and morale. The Company typically serves its customers pursuant to written service contracts that range in duration from three to five years.

CUSTOMERS

The Company serves businesses of all sizes in numerous industry categories. Typical customers include automobile service centers and dealers, delivery services, food processors and service operations, light manufacturers, maintenance facilities, restaurants, service companies, soft and durable goods wholesalers, transportation companies, and others who require employee clothing for image, identification, protection or utility purposes. The Company currently services over 175,000 customer locations in 46 of the United States, Canada and Europe from approximately 175 manufacturing, distribution and customer service facilities.

MARKETING AND CUSTOMER SERVICE

The Company employs trained sales representatives whose sole function is to market the Company's services to potential customers and develop new accounts. The Company also utilizes its route salespeople to maximize sales to existing customers, such as by offering garment rental customers the opportunity to purchase non-garment items. Potential customers are contacted by mail, by telephone and in-person. Sales representatives develop their appointments through the use of an extensive, proprietary database of pre-screened and qualified business prospects. This database is built through responses to the Company's promotional initiatives, through contacts via its World Wide Web site and trade shows and through the selective use of purchased lists. The Company also endeavors to elevate its brand identity through certain advertising and promotional initiatives.

The Company believes that customer service is the most important element in developing and maintaining its market position and that its emphasis on customer service is reflected throughout its business. The Company serves its customers through approximately 1,300 route salespersons, who generally interact on a weekly basis with their accounts, and more than 800 service support people, who are charged with expeditiously handling customer requirements regarding the outfitting of new customer employees, garment repair and replacement, billing inquiries and other matters. The Company's policy is to respond to all customer inquiries and problems within 24 hours.

The Company's customer service function is supported by its fully-networked management information systems, which provide Company personnel with access to information on the status of customers' orders, inventory availability and shipping information, as well as information regarding customers' individual employees, including names, sizes, uniform styles and colors. The Company has a national account sales group that targets larger customers with nationwide operations for which the Company can serve as the primary supplier of garment services. The Company currently employs twenty persons in its national account sales organization.

COMPETITION

The uniform rental and sales industry is highly competitive. The principal methods of competition in the industry are quality of service and price. The Company believes that the top four competitors in the uniform rental segment of the industry currently generate over half of the industry's volume. The remainder of the market, however, is divided among more than 600 smaller businesses, many of which serve one or a limited number of markets or geographic service areas and generate annual revenues of less than $1.0 million, and a small group of which have revenues of up to approximately $200 million. Although the Company is one of the larger companies engaged in the uniform rental and sales business, there are other firms in the industry which are larger and have greater financial resources than the Company. The Company's leading competitors include Aramark Corporation, Cintas Corporation and G&K Services, Inc. In addition to its traditional rental competitors, the Company may increasingly compete in the future with businesses that focus on selling uniforms and other related items. The principal methods of competition in the industry are quality of service and price. The Company also competes with industry competitors for acquisitions, which has the effect of increasing the price for acquisitions and reducing the number of available acquisition candidates. The Company believes that its ability to compete effectively is enhanced by the superior customer service and support that it provides its customers.

MANUFACTURING AND SOURCING

The Company manufactured approximately 63% of all garments which it placed in service during fiscal 2004. These were primarily work pants manufactured at its plant in Ebano, San Luis Potosi, Mexico and shirts manufactured at its plant in Valles, San Luis Potosi, Mexico. The balance of the garments used in its programs are purchased from a variety of industry suppliers. While the Company currently acquires the raw materials with which it produces its garments from a limited number of suppliers, the Company believes that such materials are readily available from other sources. To date, the Company has experienced no significant difficulty in obtaining any of its raw materials or supplies.

EMPLOYEES

At August 28, 2004, the Company employed approximately 9,000 persons. Approximately 2% of United States employees are represented by unions pursuant to two separate collective bargaining agreements. The Company considers its employee relations to be good.

EXECUTIVE OFFICERS

The executive officers of the Company are as follows:

NAME	AGE	POSITION
Ronald D. Croatti	61	Chairman of the Board, President, and Chief Executive Officer
Cynthia Croatti	49	Executive Vice President and Treasurer
John B. Bartlett	63	Senior Vice President and Chief Financial Officer
Dennis G. Assad	59	Senior Vice President, Sales and Marketing
Bruce P. Boynton	56	Senior Vice President, Operations
David A. DiFillippo	47	Senior Vice President, Operations

The principal occupation and positions for the past five years of the executive officers named above are as follows:

Ronald D. Croatti joined the Company in 1965. Mr. Croatti became Chairman of the Board in fiscal 2002. He has served as Chief Executive Officer since 1991. Mr. Croatti has overall responsibility for the management of the Company.

Cynthia Croatti joined the Company in 1980. Ms. Croatti has served as Executive Vice President since January 2001, and as Treasurer since 1982 and has primary responsibility for overseeing the human resources and purchasing functions of the Company.

John B. Bartlett joined the Company in 1977. Mr. Bartlett has served as Senior Vice President and Chief Financial Officer since 1986 and has primary responsibility for overseeing the financial functions of the Company, as well as its information systems department.

Dennis G. Assad joined the Company in 1975. Mr. Assad has served as Senior Vice President, Sales and Marketing since 1995 and has primary responsibility for overseeing the sales and marketing functions of the Company.

Bruce P. Boynton joined the Company in 1976. Mr. Boynton has served as Senior Vice President, Operations since January 2001, is the chief operating officer for the Company's Canadian operations and has primary responsibility for overseeing the operations of certain regions in the United States. Prior to January 2001, Mr. Boynton had served as Vice President, Operations since 1986.

David A. DiFillippo joined the Company in 1979. Mr. DiFillippo has served as Senior Vice President, Operations since January 2002, and has primary responsibility for overseeing the operations of certain regions in the United States. Prior to January 2002, Mr. DiFillippo had served as Vice President, Central Rental Group since January 2000. Prior to January 2000, Mr. DiFillippo had served as a Regional General Manager.

Ronald D. Croatti and Cynthia Croatti are siblings.

ENVIRONMENTAL MATTERS

The Company and its operations are subject to various federal, state and local laws and regulations governing, among other things, the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries use and must dispose of detergent waste water and other residues. The Company is attentive to the environmental concerns surrounding the disposal of these materials and has through the years taken measures to avoid their improper disposal. In the past, the Company has settled, or contributed to the settlement of, actions or claims brought against the Company relating to the disposal of hazardous materials and there can be no assurance that the Company will not have to expend material amounts of money to remediate the consequences of any such disposal in the future. Further, under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of or was responsible for the presence of such hazardous or toxic substances. There can be no assurances that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon the Company under such laws or expose the Company to third-party actions such as tort suits. The Company continues to address environmental conditions under terms of consent orders negotiated with the applicable environmental authorities or otherwise with respect to sites located in or related to Woburn, Massachusetts, Uvalde, Texas, Williamstown, Vermont, and Springfield, Massachusetts. In addition, the Company is assessing the extent of environmental contamination and potential exposure at sites it recently acquired in connection with its acquisition of Textilease Corporation in September 2003, and it is defending against claims concerning alleged environmental conditions with respect to a site once owned by a former subsidiary in Somerville, Massachusetts.

The Company's nuclear garment decontamination facilities are licensed by the Nuclear Regulatory Commission, or in certain cases by the applicable state agency, and are subject to regulation by federal, state and local authorities. In recent years, there has been increased scrutiny and, in certain cases, regulation of nuclear facilities or related services that have resulted in the suspension of operations at certain nuclear facilities served by the Company or disruptions of the Company's ability to service such facilities. There can be no assurance that such increased scrutiny will not lead to the shut-down of such facilities or otherwise cause material disruptions in the Company's garment decontamination business.

AVAILABLE INFORMATION

We make available free of charge our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. These reports are available on our website at http://www.unifirst.com. In addition, you may request a copy of these filings, excluding exhibits, by contacting our Investor Relations group at (978) 658-8888 or at UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887. Information included on our website is not deemed to be incorporated into this Annual Report on Form 10-K.

ITEM 2. PROPERTIES

At August 28, 2004, the Company owned or occupied 175 facilities containing an aggregate of approximately 4.9 million square feet located in the United States, Canada, Mexico, Germany and the Netherlands. These facilities include the Company's 320,000 square foot Owensboro, Kentucky distribution center and its many customer service locations. The Company owns 95 of these facilities, containing about 4.1 million square feet. The Company believes its industrial laundry facilities are among the most modern in the industry.

The Company owns substantially all of the machinery and equipment used in its operations. In the opinion of the Company, its facilities and its production, cleaning and decontamination equipment have been well maintained and are adequate for the Company's present needs. The Company also owns a fleet of approximately 2,300 delivery vans, trucks and other vehicles. The Company believes that these vehicles are adequate for the Company's present needs.

ITEM 3. LEGAL PROCEEDINGS

From time to time the Company is subject to legal proceedings and claims arising from the conduct of its business operations, including personal injury, customer contract, employment claims and environmental matters as described above. The Company maintains insurance coverage providing indemnification against the majority of such claims and management does not expect that any material loss to the Company will be sustained as a result thereof.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

COMMON STOCK INFORMATION

Our common stock trades on the New York Stock Exchange under the symbol "UNF." The following table sets forth, for the periods indicated, the high and low sales prices of our common stock on the New York Stock Exchange, and the dividends per share of common stock and class B common stock. These sales prices represent prices between dealers and do not include retail mark-ups, markdowns, or commissions and may not necessarily represent actual transactions.

	Price Per Share		Dividends Per Share	
For the Year Ended August 28, 2004	High	Low	Class B Common Stock	Common Stock
First Quarter	$ 28.27	$ 19.93	$ 0.030	$ 0.0375
Second Quarter	28.00	21.25	0.030	0.0375
Third Quarter	29.99	24.26	0.030	0.0375
Fourth Quarter	29.93	26.00	0.030	0.0375

	Price Per Share		Dividends Per Share	
For the Year Ended August 30, 2003	High	Low	Class B Common Stock	Common Stock
First Quarter	$ 24.69	$ 18.68	$ 0.030	$ 0.0375
Second Quarter	21.40	18.55	0.030	0.0375
Third Quarter	18.83	14.00	0.030	0.0375
Fourth Quarter	26.92	17.99	0.030	0.0375

The approximate number of shareholders of record of the Company's common stock and Class B common stock as of November 5, 2004 were 116 and 21, respectively.

We have generally declared and paid cash dividends of the Company's common stock and Class B common stock quarterly. The amounts of future dividends on our common stock or class B common stock will be at the discretion of our Board of Directors after taking into account various factors, including our financial condition, operating results, anticipated cash needs, and plans for expansion. Each share of common stock is entitled to 125% of any cash dividend paid on each share of class B common stock.

Equity Compensation Plan Information

The following table sets forth information concerning the Company's equity compensation plans as of August 28, 2004.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted Average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plan (excluding securities referenced in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	216,825	$ 18.70	215,150
Equity compensation plans not approved by security holders	--	N/A	--
Total	216,825	$ 18.70	215,150

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with the Company's Consolidated Financial Statements and Notes to Consolidated Financial Statements included in Item 8.

The selected consolidated balance sheet data set forth below as of August 28, 2004 and August 30, 2003 and the selected consolidated income statement data for the three years in the period ended August 28, 2004 are derived from the audited consolidated financial statements of UniFirst Corporation included in this annual report on Form 10-K. All other selected consolidated financial data set forth below, except for per share data, is derived from audited financial statements of UniFirst Corporation not included in this Annual Report on Form 10-K. With respect to per share data listed below, the Emerging Issues Task Force ("EITF") reached a consensus on Issue 03-6, "Participating Securities and the Two-Class Method under FAS 128 ("EITF 03-6") in March 2004. EITF 03-6 provides guidance in determining when the two-class method, as defined in SFAS No. 128 "Earnings per Share" must be utilized in calculating earnings per share. The Company was required to adopt EITF 03-6 in the quarter ended August 28, 2004 and to apply the provisions of EITF 03-6 retroactively to all periods presented. The Common Stock of the Company has a 25% dividend preference to the Class B Common Stock. The Class B Common Stock, which has ten votes per share as opposed to one vote per share for the Common Stock, is not freely transferable but may be converted at any time on a one-for-one basis into Common Stock at the option of the holder of the Class B Common Stock. EITF 03-6 requires the income per share for each class of common stock to be calculated assuming 100% of the Company's earnings are distributed as dividends to each class of common stock based on their respective dividend rights. Therefore, per share data for fiscal years 2003 and prior have been restated to conform to this new pronouncement.

Five Year Financial Summary
UniFirst Corporation and Subsidiaries

Fiscal Year Ended August (In thousands, except per share data)	2004	2003	2002	2001	2000
Selected Balance Sheet Data					
Total assets	$ 700,822	$ 514,587	$ 494,835	$ 491,813	$ 500,150
Long-term obligations	178,841	69,812	85,096	94,795	126,638
Shareholders' equity	367,749	335,380	309,740	285,545	271,172
Selected Income Statement Data					
Revenues	$ 719,356	$ 596,936	$ 578,898	$ 556,371	$ 528,726
Depreciation and amortization	44,889	39,659	38,031	37,568	34,710
Income from operations	64,004	48,838	51,979	47,565	39,244
Other expense, net	9,406	1,266	8,660	10,108	7,200
Provision for income taxes	21,020	18,310	16,460	14,233	12,176
Net income	33,578	27,020	26,859	23,224	19,868
Net income per Common share - basic	$ 1.95	$ 1.58	$ 1.56	$ 1.34	$ 1.13
Net income per Class B Common share -basic	1.56	1.27	1.25	1.07	0.90
Net income per Common share - diluted	1.74	1.40	1.39	1.20	1.01
Net income per Class B Common share - diluted	1.56	1.26	1.25	1.07	0.90
Dividends per share					
Common stock	$ 0.15	$ 0.15	$ 0.15	$ 0.15	$ 0.15
Class B common stock	$ 0.12	$ 0.12	$ 0.12	$ 0.12	$ 0.12

Fiscal 2003 net income includes a charge of $2,242 (net of $1,404 tax) for a cumulative effect of accounting change.

Fiscal 2003 includes a reduction of basic net income per Common share of $0.13 for a cumulative effect of accounting change.

Fiscal 2003 includes a reduction of basic net income per Class B Common share of $0.10 for a cumulative effect of accounting change.

Fiscal 2003 includes a reduction of diluted net income per Common share of $0.12 for a cumulative effect of accounting change.

Fiscal 2003 includes a reduction of diluted net income per Class B Common share of $0.10 for a cumulative effect of accounting change.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

UniFirst is one of the largest providers of workplace uniforms and protective clothing in the United States. The Company designs, manufactures, personalizes, rents, cleans, delivers, and sells a wide range of uniforms and protective clothing, including shirts, pants, jackets, coveralls, jumpsuits, lab coats, smocks and aprons, and also rents industrial wiping products, floormats and other non-garment items, to a variety of manufacturers, retailers and service companies. The Company serves businesses of all sizes in numerous industry categories. Typical customers include automobile service centers and dealers, delivery services, food and general merchandise retailers, food processors and service operations, light manufacturers, maintenance facilities, restaurants, service companies, soft and durable goods wholesalers, transportation companies, and others who require employee clothing for image, identification, protection or utility purposes. At certain specialized facilities, the Company also decontaminates and cleans work clothes that may have been exposed to radioactive materials and services special cleanroom protective wear. Typical customers for these specialized services include government agencies, research and development laboratories, high technology companies and utilities operating nuclear reactors.

Approximately 85% of the Company's revenues in 2004 were derived from the rental of garment and non-garment items. A key driver of this business is the number of workers employed by the customers of the Company. Our revenues are directly impacted by declines or increases in those employment levels. Our garment decontamination business, which accounted for 8% of our 2004 revenues, increases during outages and refuelings by nuclear power plants, since garment usage is increased at these times.

Critical Accounting Policies and Estimates

The Company believes the following critical accounting policies reflect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates. There have been no changes in judgments or estimates that had a material effect on our consolidated financial statements for the periods presented.

Revenue Recognition and Allowance for Doubtful Accounts

The Company recognizes revenue from rental operations in the period in which the services are provided. Direct sale revenue is recognized in the period in which the product is shipped. Judgments and estimates are used in determining the collectability of accounts receivable. The Company analyzes specific accounts receivable and historical bad debt experience, customer credit worthiness, current economic trends and the age of outstanding balances when evaluating the adequacy of the allowance for doubtful accounts. Management judgments and estimates are used in connection with establishing the allowance in any accounting period. Changes in estimates are reflected in the period they become known. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Material differences may result in the amount and timing of bad debt expense recognition for any given period if management makes different judgments or utilizes different estimates.

Inventories and Rental Merchandise in Service

Inventories are stated at the lower of cost or market value, net of any reserve for excess and obsolete inventory. Judgments and estimates are used in determining the likelihood that new goods on hand can be sold to customers or used in rental operations. Historical inventory usage and current revenue trends are considered in estimating both excess and obsolete inventories. If actual product demand and market conditions are less favorable than those projected by management, additional inventory write-downs may be required. The Company uses the last-in, first-out (LIFO) method to value a significant portion of its inventories. Substantially all inventories represent finished goods.

Rental merchandise in service is being amortized on a straight-line basis over the estimated service lives of the merchandise, which range from 6 to 36 months. In establishing estimated lives for merchandise in service, management considers historical experience and the intended use of the merchandise. Material differences may result in the amount and timing of operating profit for any period if management makes different judgments or utilizes different estimates.

Goodwill, Intangibles and Other Long-Lived Assets

The Company adopted SFAS No. 142 effective August 26, 2001. Under SFAS No. 142, goodwill is no longer amortized. SFAS 142 also requires that companies test goodwill for impairment on an annual basis and when events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit to which goodwill is assigned below its carrying amount. Our evaluation considers changes in the operating environment, competitive information, market trends, operating performance and cash flow modeling. Management completes its annual impairment test in the fourth quarter of each fiscal year and there have been no impairments of goodwill or definite-lived intangible assets in fiscal 2004, 2003 or 2002. Future events could cause management to conclude that impairment indicators exist and that goodwill and other intangibles associated with acquired businesses are impaired. Any resulting impairment loss could have a material impact on our financial condition and results of operations.

Property, plant and equipment and definite-lived intangible assets are depreciated or amortized over their useful lives. Useful lives are based on management estimates of the period that the assets will generate revenue. Long-lived assets are evaluated for impairment whenever events and circumstances indicate an asset may be impaired.

Insurance

The Company self-insures for certain obligations related to health, workers' compensation, vehicles and general liability programs. The Company also purchases stop-loss insurance policies to protect it from catastrophic losses. Judgments and estimates are used in determining the potential value associated with reported claims and for losses that have occurred, but have not been reported. The Company's estimates consider historical claim experience and other factors. The Company's liabilities are based on estimates, and, while the Company believes that the accrual for loss is adequate, the ultimate liability may be in excess of or less than the amounts recorded. Changes in claim experience, the Company's ability to settle claims or other estimates and judgments used by management could have a material impact on the amount and timing of expense for any period.

Environmental and Other Contingencies

The Company is subject to legal proceedings and claims arising from the conduct of their business operations, including environmental matters, personal injury, customer contract matters, and/or employment claims. Accounting principles generally accepted in the United States require that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. The Company regularly consults with attorneys and outside consultants to ensure that all of the relevant facts and circumstances are considered, before a contingent liability is recorded. The Company records accruals for environmental and other contingencies based on enacted laws, regulatory orders or decrees, the Company's estimates of costs, insurance proceeds, participation by other parties and the timing of payments, and the input of outside consultants and attorneys. The estimated liability for environmental contingencies has been discounted using a credit-adjusted risk-free rate of interest of 4.0% over periods ranging from ten to thirty years. The estimated current costs, net of legal settlements with insurance carriers, have been adjusted for the estimated impact of inflation at 3% per year. Changes in enacted laws, regulatory orders or decrees, management's estimates of costs, insurance proceeds, participation by other parties and the timing of payments, and the input of outside consultants and attorneys could have a material impact on the amounts recorded for environmental and other contingent liabilities.

Income Taxes

The Company's policy of accounting for income taxes is in accordance with SFAS No. 109 — "Accounting for Income Taxes". Deferred income taxes are provided for temporary differences between amounts recognized for income tax and financial reporting purposes at currently enacted tax rates. The Company computes income tax expense by jurisdiction based on its operations in each jurisdiction.

The Company is periodically reviewed by domestic and foreign tax authorities regarding the amount of taxes due. These reviews include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various filing positions, the Company records estimated reserves for probable exposures, in accordance with SFAS No. 5 — "Accounting for Contingencies". Based on the Company's evaluation of current tax positions, the Company believes it has appropriately accrued for probable exposures.

Asset Retirement Obligations

Effective September 1, 2002, the Company adopted the provisions of SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Under the new accounting method, the Company now recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company will depreciate, on a straight-line basis, the amount added to property and equipment and recognize accretion expense in connection with the discounted liability over the various remaining lives which range from approximately one to thirty years.

The estimated liability has been based on historical experience in decommissioning nuclear laundry facilities, estimated useful lives of the underlying assets, external vendor estimates as to the cost to decommission these assets in the future and federal and state regulatory requirements. The estimated current costs have been adjusted for the estimated impact of inflation at 3% per year. The liability has been discounted using credit-adjusted risk-free rates that range from approximately 3.00% — 7.25% over one to thirty years. Revisions to the liability could occur due to changes in the Company's estimated useful lives of the underlying assets, estimated dates of decommissioning, changes in decommissioning costs, changes in federal or state regulatory guidance on the decommissioning of such facilities, or other changes in estimates. Changes due to revised estimates will be recognized by increasing or decreasing the carrying amount of the liability and the carrying amount of the related long-lived asset if the assets are still in service or charged to expense in the period if the assets are no longer in service.

Results of Operations

The amounts of revenues and certain expense items for the three fiscal years ended August 28, 2004, August 30, 2003 and August 31, 2002, and the percentage changes in revenues and certain expense items between years are presented in the following table (in thousands):

	FY 2004	FY 2003	FY 2002	% Change FY2004 vs. FY2003	% Change FY2003 vs. FY2002
Revenues	$ 719,356	$ 596,936	$ 578,898	20.5%	3.1%
Costs and expenses:					
Operating costs	462,612	381,098	359,960	21.4%	5.9%
Selling and administrative expenses	147,851	127,341	128,928	16.1%	-1.2%
Depreciation and amortization	44,889	39,659	38,031	13.2%	4.3%
	655,352	548,098	526,919	19.6%	4.0%
Income from operations	64,004	48,838	51,979	31.1%	-6.0%
Other expense	9,406	1,266	8,660	643.0%	-85.4%
Income before income taxes	54,598	47,572	43,319	14.8%	9.8%
Provision for income taxes	21,020	18,310	16,460	14.8%	11.2%
Income before cumulative effect of accounting change	33,578	29,262	26,859	14.7%	8.9%
Cumulative effect of accounting change	--	2,242	--	-100.0%	N/A
Net income	$ 33,578	$ 27,020	$ 26,859	24.3%	0.6%

Fiscal Year Ended August 28, 2004 Compared with Fiscal Year Ended August 30, 2003

Revenues. In 2004, revenues increased 20.5% to $719.4 million as compared with $596.9 million for 2003. The 20.5% increase can be attributed to acquisitions (14.7%), primarily Textilease Corporation ("Textilease"), as well as growth from existing operations and price increases (5.8%). The increase in revenue due to price increases was modest due to a particularly competitive pricing environment.

Operating costs. Operating costs increased to $462.6 million for 2004 as compared with $381.1 million for 2003. As a percentage of revenues, operating costs increased to 64.3% from 63.9% for these periods, primarily due to significantly higher energy costs associated with operating industrial laundries as well as our fleet of delivery vehicles. Also, the Textilease laundries, acquired in the first quarter of 2004, generally have higher production costs than the existing UniFirst facilities. The increase in operating costs is also attributable to the Company's closure of a redundant facility during the fiscal year ended August 28, 2004. In connection with its plans to integrate the operations of Textilease, the Company closed its Richmond plant (UniFirst Richmond) and transferred the operations or the processing of garments to the Richmond plant acquired from Textilease. All costs incurred with the closure of the UniFirst Richmond plant, except the costs associated with the write-down to estimated fair value of certain machinery and equipment which is included in depreciation and amortization, have been recorded as operating costs during the fiscal year ended August 28, 2004. In addition, the Company recorded in the third and fourth quarters of fiscal 2004 a total of $742 of decommissioning costs related to the decommissioning of one of its nuclear laundry facilities. The increase in operating costs as a percentage of revenues was offset somewhat by lower merchandise costs from improved garment utilization and cost savings realized from the Company's manufacturing operations in Mexico.

Selling and administrative expenses. The Company's selling and administrative expenses increased to $147.9 million, or 20.6% of revenues, for 2004 as compared with $127.3 million, or 21.3% of revenues, for 2003. The decline in selling and administrative expenses as a percentage of revenue is primarily due to a decrease in new sales generated during the fiscal year ended August 28, 2004 as compared to the fiscal year ended August 30, 2003. The Company has also begun to realize synergies from eliminating redundancies within the sales group from the acquisition of Textilease. The decrease in selling and administrative expenses as a percentage of revenue is partially offset by the continuing rise of health care costs.

Depreciation and amortization. The Company's depreciation and amortization expense increased to $44.9 million, or 6.2% of revenues, for 2004, as compared with $39.7 million, or 6.6% of revenues, for 2003. The increase in depreciation and amortization expense was primarily related to the depreciation and amortization on the tangible and intangible assets acquired from Textilease. The Company also recorded approximately $0.6 million in depreciation expense during the quarter ended May 29, 2004 related to the write-down, to estimated fair value, of certain machinery and equipment at UniFirst Richmond.

Other expense (income). Other expense (income) (interest expense, interest rate swap expense (income) and interest income) was $9.4 million, or 1.3% of revenues, for 2004, as compared with $1.3 million, or 0.2% of revenues, for 2003. The increase in Other expense (income) was a result of the increased interest expense, which includes amortization of deferred financing costs of approximately $2.0 million associated with debt financing obtained in connection with the acquisition of Textilease. This is somewhat offset by an increase in the fair value of the $40 million SWAP, which generated $2.0 million of income for the fiscal year ended August 28, 2004, compared to $1.3 million of income for the fiscal year ended August 30, 2003.

Provision for income taxes. The Company's effective income tax rate was 38.5% for each of the fiscal years ended August 28, 2004 and August 30, 2003.

Fiscal Year Ended August 30, 2003 Compared with Fiscal Year Ended August 31, 2002

Revenues. In 2003, revenues increased 3.1% to $596.9 million as compared with $578.9 million for 2002, which had fifty-three weeks. On a comparative 52-week basis, revenues increased by 5.1%. The 3.1% increase can be attributed to growth from existing operations, acquisitions, and price increases in the core uniform rental business (1.9%) and increased revenue from the UniTech garment services business (1.2%).

Operating costs. Operating costs increased to $381.1 million for 2003 as compared with $360.0 million for 2002. As a percentage of revenues, operating costs increased to 63.9% from 62.2% for these periods, primarily due to increased non-garment merchandise costs, primarily mats and facility service products, as well as higher energy costs, offset by a reduction in merchandise costs resulting from improved garment utilization and the Company's continuing transition of its manufacturing operations to Mexico.

Selling and administrative expenses. The Company's selling and administrative expenses decreased to $127.3 million, or 21.3% of revenues, for 2003 as compared with $128.9 million, or 22.3% of revenues, for 2002. On a comparative 52-week basis, selling and administrative expenses increased approximately $1.0 million from 2002 to 2003, primarily due to increased sales and marketing costs driven by sales force expansion, partially offset by reduced legal costs.

Depreciation and amortization. The Company's depreciation and amortization expense increased to $39.7 million, or 6.6% of revenues, for 2003, as compared with $38.0 million, or 6.6% of revenues, for 2002. The increase was due to an increase in depreciation related to additional capital expenditures, offset by a decrease in amortization due to certain intangible assets becoming fully amortized during fiscal 2003.

Other expense (income). Net other expense (interest expense, interest rate swap expense (income) and interest income) was $1.3 million, or 0.2% of revenues, for 2003 as compared with $8.7 million, or 1.5% of revenues, for 2002. During the second quarter of fiscal 2002 the Company recorded a $2.3 million interest charge which was an estimate of the interest due from settling a revenue agent review with the IRS. Excluding this charge, net other expense would have been $6.4 million, or 1.1% of revenues, for 2002. The decrease in net other expense was also a result of lower interest rates and continued debt reduction, as well as changes in the fair value of the $40,000 SWAP, which was $1.3 million of income for 2003 as compared with $1.3 million of expense for 2002.

Provision for income taxes. The Company's effective income tax rate was 38.5% for 2003 as compared to 38.0% for 2002. The primary reason for the increase is higher state income taxes.

Liquidity and Capital Resources

Shareholders' equity at August 28, 2004 was $367.7 million, or 67.3% of the Company's total capitalization.

General. For the fiscal year ended August 28, 2004, the Company had a net decrease in cash and cash equivalents of $1.6 million. The Company completed the fiscal year ended August 28, 2004 with cash and cash equivalents of $4.4 million and working capital of $56.9 million. The Company believes that current cash and cash equivalent balances, cash generated from operations and amounts available under the Company's Amended Credit Agreement (as defined below) will be sufficient to meet the Company's anticipated working capital and capital expenditure requirements for at least the next 12 months.

Sources and uses of cash. During the fiscal year ended August 28, 2004, the Company generated cash primarily from two sources: operating activities and proceeds from long-term obligations. The Company's operating activities provided net cash of $106.1 million, resulting primarily from net income of $33.6 million, amounts charged for depreciation and amortization of $46.9 million, increases in accounts payable and accruals of $16.4 million, a net decrease in rental merchandise in service of $9.8 million, offset by an increase in accounts receivable of $2.0 million. Also, the Company borrowed, net of repayments, approximately $106.5 million in 2004. The Company used its cash to, among other things, fund the acquisitions of businesses with an aggregate net purchase price of approximately $180.0 million, fund $30.9 million in capital expenditures to expand and update the Company's facilities, pay deferred financing costs of $4.5 million, and pay approximately $2.6 million in cash dividends to Common and Class B Common shareholders.

Additional cash resources. In connection with the purchase of Textilease, the Company entered into a $285 million unsecured revolving credit agreement (the "Credit Agreement"), with a syndicate of banks. The Credit Agreement replaced the Company's previous $125 million unsecured revolving credit agreement and, prior to its amendment, was due on the third anniversary of the Closing Date (September 2, 2006).

On June 14, 2004, the Company issued $165 million of fixed and floating rate notes pursuant to a Note Purchase Agreement ("Note Agreement"). Under the Note Agreement, the Company issued $75 million of notes with a seven year term bearing interest at 5.27% ("Fixed Rate Notes"). The Company also issued $90 million of floating rate notes due in ten years ("Floating Rate Notes"). Of the Floating Rate Notes, $75 million bear interest at LIBOR plus 70 basis points and may be repaid at face value two years from the date they were issued. The remaining $15 million of Floating Rate Notes bear interest at LIBOR plus 75 basis points and can be repaid at face value after one year. The Company also amended its Credit Agreement ("Amended Credit Agreement") to, among other things, reduce the amount available for borrowing thereunder to $125 million and to reduce interest rates payable on such borrowings. As amended, loans under the Amended Credit Agreement bear interest at floating rates which vary based on the Company's funded debt ratio. The proceeds from the Fixed Rate Notes and the Floating Rate Notes were used to repay borrowings under the Credit Agreement. At August 28, 2004, the interest rate applicable to the Company's borrowings under the Amended Credit Agreement was LIBOR plus 100 basis points, which approximated 2.84%.

The Amended Credit Agreement runs through September 2, 2007. As of August 28, 2004, the maximum line of credit was $125 million of which approximately $94.5 million was available for borrowing thereunder. As of such date, the Company had outstanding borrowings of $10.6 million and letters of credit of $19.9 million. Under the Amended Credit Agreement, the Company may borrow funds at variable interest rates based on the Eurodollar rate or the bank's prime rate, as selected by the Company.Availability of credit requires compliance with financial and other covenants, including minimum tangible net worth, maximum funded debt ratio, and minimum debt coverage, as defined in the Amended Credit Agreement. Compliance with these financial covenants is tested on a fiscal quarterly basis. Under the most restrictive of these provisions, the Company was required to maintain minimum consolidated tangible net worth of $124,789 as of August 28, 2004. As of August 28, 2004, the Company was in compliance with all covenants under the Note Agreement and the Amended Credit Agreement.

Other

On September 2, 2003 ("Closing Date"), the Company completed its acquisition of 100% of Textilease Corporation ("Textilease"). The purchase price of approximately $175,628 in cash was financed as part of a new $285,000 unsecured revolving credit agreement ("Credit Agreement"), with a syndicate of banks.

At the time of acquisition, management initiated a plan to integrate certain Textilease facilities into existing operations. Included in the purchase price allocation is an accrual for exit costs and employee termination benefits in accordance with EITF 95-3 of approximately $6,504, which included approximately $3,103 in severance-related costs for corporate and field employees and $3,401 in facility closing and lease cancellation costs. As of August 28, 2004, the Company paid and charged approximately $1,815 against this accrual for severance-related costs and $707 for facility closing and lease cancellation costs. As of August 28, 2004, the Company reversed approximately $1,965 of the initial accrual based upon its final analysis of the fair value of the liabilities assumed in connection with the acquisition, with a decrease in goodwill. The Company expects to incur substantially all of the remaining costs within twenty-four months of the Closing Date. The changes in accrual for the fiscal year ended August 28, 2004 are as follows:

	Severance Related Costs	Facility Closing and Lease Cancellation Costs	Total
Balance at August 30, 2003	$ --	$ --	$ --
Initial set-up of liability	3,103	3,401	6,504
Charges	(1,815)	(707)	(2,522)
Revisions	--	(1,965)	(1,965)
Balance at August 28, 2004	$ 1,288	$ 729	$ 2,017

As part of the Company's business, the Company regularly evaluates opportunities to acquire other garment service companies. In recent years, the Company has typically paid for acquisitions with cash and may continue to do so in the future. To pay for an acquisition, the Company may use cash on hand, cash generated from operations or borrowings under the Company's Amended Credit Agreement, or the Company may pursue other forms of debt financing. The Company's ability to secure short-term and long-term debt financing in the future will depend on several factors, including the Company's future profitability, the levels of debt and equity and the overall credit and equity market environments.

Contractual Obligations and Other Commercial Commitments

The following information is presented as of August 28, 2004.

	Payments Due by Fiscal Period				
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Private placement	$ 165,000	$ --	$ --	$ --	$ 165,000
Bank debt	11,597	389	288	288	10,632
Other debt	2,244	597	1,013	252	382
Operating Leases	11,181	4,513	4,797	1,785	86
Total Contractual Cash Obligations	$ 190,022	$ 5,499	$ 6,098	$ 2,325	$ 176,100

At August 28, 2004, the Company had $125 million of available capacity under our Amended Credit Agreement. As of such date, approximately $94.5 million was available for borrowing thereunder. Also, as of such date, the Company had outstanding borrowings of $10.6 million included in bank debt in the above schedule and letters of credit of $19.9 million.

Seasonality

Historically, the Company's revenues and operating results have varied from quarter to quarter and are expected to continue to fluctuate in the future. These fluctuations have been due to a number of factors, including: general economic conditions in the Company's markets; the timing of acquisitions and of commencing start-up operations and related costs; the effectiveness of integrating acquired businesses and start-up operations; the timing of nuclear plant outages; capital expenditures; seasonal rental and purchasing patterns of the Company's customers; and price changes in response to competitive factors. In addition, the Company's operating results historically have been lower during the second and fourth fiscal quarters than during the other quarters of the fiscal year. The operating results for any historical quarter are not necessarily indicative of the results to be expected for an entire fiscal year or any other interim periods.

Effects of Inflation

In general, management believes that our results of operations are not dependent on moderate changes in the inflation rate. Historically, we have been able to manage the impacts of more significant changes in inflation rates through our customer relationships, customer agreements that generally provide for price increases consistent with the rate of inflation, and continued focus on improvements of operational productivity.

Significant increases in energy costs, specifically natural gas and gasoline, can materially affect our results of operations and financial condition. Currently, energy costs represent approximately 3% of our total revenue.

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Forward looking statements contained in this annual report are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995 and are highly dependent upon a variety of important factors that could cause actual results to differ materially from those reflected in such forward looking statements. Such factors include uncertainties regarding the Company's ability to consummate and successfully integrate acquired businesses, uncertainties regarding any existing or newly-discovered expenses and liabilities related to environmental compliance and remediation, the Company's ability to compete successfully without any significant degradation in its margin rates, seasonal fluctuations in business levels, uncertainties regarding the price levels of natural gas, electricity, fuel, and labor, the impact of negative economic conditions on the Company's customers and such customer's workforce, the continuing increase in domestic healthcare costs, demand and prices for the Company's products and services, additional professional and internal costs necessary for compliance with recent and proposed future changes in Securities and Exchange Commission (including the Sarbanes-Oxley Act of 2002), New York Stock Exchange, and accounting rules, strikes and unemployment levels, the Company's efforts to evaluate and potentially reduce internal costs, economic and other developments associated with the war on terrorism and its impact on the economy and general economic conditions. When used in this annual report, the words "intend", "anticipate", "believe", "estimate", and "expect" and similar expressions as they relate to the Company are included to identify such forward looking statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk

Management has determined that all of the Company's foreign subsidiaries operate primarily in local currencies that represent the functional currencies of the subsidiaries. All assets and liabilities of foreign subsidiaries are translated into U.S. dollars using the exchange rate prevailing at the balance sheet date, while income and expense accounts are translated at average exchange rates during the year. As such, the Company's operating results are affected by fluctuations in the value of the U.S. dollar as compared to currencies in foreign countries, as a result of the Company's transactions in these foreign markets. The Company does not operate a hedging program to mitigate the effect of a significant rapid change in the value of the Canadian Dollar, Euro, British Pound, or Mexican Peso as compared to the U.S. dollar. If such a change did occur, the Company would have to take into account a currency exchange gain or loss in the amount of the change in the U.S. dollar denominated balance of the amounts outstanding at the time of such change. While the Company does not believe such a gain or loss is likely, and would not likely be material, there can be no assurance that such a loss would not have an adverse material effect on the Company's results of operations or financial condition.

Interest Rate Risk

The Company is exposed to market risk from changes in interest rates which may adversely affect its financial position, results of operations and cash flows. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposures through its regular operating and financing activities. The Company is exposed to interest rate risk primarily through its borrowings under its $125 million Amended Credit Agreement with a syndicate of banks and its $90 million of Floating Rate Notes with a group of insurance companies. Under both agreements, the Company borrows funds at variable interest rates based on the Eurodollar rate or LIBOR rates. As of August 28, 2004, the Company's outstanding debt approximates its carrying value.

The Company entered into a $40 million interest rate swap agreement to manage its exposure to movements in interest rates on its variable rate debt. This swap agreement, which expired in October 2004, effectively changed the variable rate to a fixed rate. Changes in the fair value of the swap agreement have been charged to the Company's consolidated statement of income in the period of change in fair value.

The Company is evaluating alternatives to manage its exposure to movements in interest rates on its variable rate debt borrowing agreements and the Floating Rate Notes.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Consolidated Statements of Income
UniFirst Corporation and Subsidiaries

Year Ended (In thousands, except per share data)	August 28, 2004	August 30, 2003	August 31, 2002
Revenues	$ 719,356	$ 596,936	$ 578,898
Cost and expenses:			
Operating costs	462,612	381,098	359,960
Selling and administrative expenses	147,851	127,341	128,928
Depreciation and amortization	44,889	39,659	38,031
	655,352	548,098	526,919
Income from operations	64,004	48,838	51,979
Other expense (income):			
Interest expense	12,522	4,010	8,843
Interest income	(1,135)	(1,452)	(1,439)
Interest rate swap expense (income)	(1,981)	(1,292)	1,256
	9,406	1,266	8,660
Income before income taxes	54,598	47,572	43,319
Provision for income taxes	21,020	18,310	16,460
Income before cumulative effect of accounting change	33,578	29,262	26,859
Cumulative effect of accounting change (net of income tax benefit of $1,404 in fiscal 2003)	--	2,242	--
Net income	$ 33,578	$ 27,020	$ 26,859

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income
UniFirst Corporation and Subsidiaries
(Continued)

Year Ended (In thousands, except per share data)	August 28, 2004	August 30, 2003	August 31, 2002
Income per Common share - basic			
Before cumulative effect of an accounting change, net	$ 1.95	$ 1.71	$ 1.56
Cumulative effect of an accounting change, net	--	(0.13)	--
Net income per Common share - basic	$ 1.95	$ 1.58	$ 1.56
Income per Class B Common share - basic			
Before cumulative effect of an accounting change, net	$ 1.56	$ 1.37	$ 1.25
Cumulative effect of an accounting change, net	--	(0.10)	--
Net income per Class B Common share - basic	$ 1.56	$ 1.27	$ 1.25
Income per Common share - diluted			
Before cumulative effect of an accounting change, net	$ 1.74	$ 1.52	$ 1.39
Cumulative effect of an accounting change, net	--	(0.12)	--
Net income per Common share - diluted	$ 1.74	$ 1.40	$ 1.39
Income per Class B Common share - diluted			
Before cumulative effect of an accounting change, net	$ 1.56	$ 1.36	$ 1.25
Cumulative effect of an accounting change, net	--	(0.10)	--
Net income per Class B Common share - diluted	$ 1.56	$ 1.26	$ 1.25
Weighted average number of shares outstanding - basic			
Common stock	9,103	8,992	9,000
Class B common stock	10,091	10,190	10,222
	19,194	19,182	19,222
Weighted average number of shares outstanding - diluted			
Common stock	9,167	9,032	9,056
Class B common stock	10,091	10,190	10,222
	19,258	19,222	19,278
Dividends per share			
Common stock	$ 0.15	$ 0.15	$ 0.15
Class B common stock	$ 0.12	$ 0.12	$ 0.12

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets
UniFirst Corporation and Subsidiaries

(In thousands, except per share data)	Year Ended August 28, 2004	August 30, 2003
Assets		
Current assets:		
Cash and cash equivalents	$ 4,436	$ 6,053
Receivables, less reserves of $2,616 for 2004 and $2,611 for 2003	69,471	57,941
Inventories	31,060	25,355
Rental merchandise in service	60,544	60,490
Prepaid taxes and deferred tax assets	2,753	5,591
Prepaid expenses	1,857	407
Total current assets	170,121	155,837
Property and equipment:		
Land, buildings and leasehold improvements	240,018	221,487
Machinery and equipment	258,736	238,820
Motor vehicles	70,048	66,081
	568,802	526,388
Less - accumulated depreciation	280,012	251,806
	288,790	274,582
Goodwill	180,685	62,608
Customer contracts, net	51,572	16,713
Intangible assets, net	6,301	3,811
Other assets	3,353	1,036
	$ 700,822	$ 514,587
Liabilities and Shareholders' Equity		
Current liabilities:		
Current maturities of long-term obligations	$ 986	$ 2,493
Notes payable	--	104
Accounts payable	33,754	30,678
Accrued liabilities	72,824	53,670
Accrued income taxes	5,611	--
Total current liabilities	113,175	86,945
Long-term obligations, net of current maturities	177,855	67,319
Deferred income taxes	42,043	24,943
Commitments and Contingencies (Note 9)		
Shareholders' equity:		
Preferred stock, $1.00 par value; 2,000,000 shares authorized; none issued	--	--
Common stock, $.10 par value; 30,000,000 shares authorized; issued 9,276,479 shares in 2004 and 10,599,359 shares in 2003	928	1,060
Class B common stock, $.10 par value; 20,000,000 shares authorized; Issued and outstanding 9,929,144 shares in 2004 and 10,175,144 shares in 2003	993	1,018
Treasury stock, 1,595,055 shares in 2003	--	(26,005)
Capital surplus	13,138	12,693
Retained earnings	353,196	348,043
Accumulated other comprehensive loss	(506)	(1,429)
Total shareholders' equity	367,749	335,380
	$ 700,822	$ 514,587

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity
UniFirst Corporation and Subsidiaries

(In thousands)	Common Shares	Class B Common Shares	Treasury Shares	Common Stock	Class B Common Stock	Treasury Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)
Balance, August 25, 2001	10,517	10,239	(1,535)	$ 1,052	$ 1,024	$ (24,755)	$ 12,438	$ 299,313	$ (3,527)	
Net income	--	--	--	--	--	--	--	26,859	--	$ 26,859
Dividends	--	--	--	--	--	--	--	(2,577)	--	--
Shares converted	34	(34)	--	3	(3)	--	--	--	--	--
Shares repurchased	--	--	--	--	--	(1)	--	--	--	--
Stock options exercised	4	--	--	--	--	--	65	--	--	--
Foreign Currency translation adjustments	--	--	--	--	--	--	--	--	(471)	(471)
Change in fair value of derivative instruments, net of tax	--	--	--	--	--	--	--	--	320	320
Comprehensive income										$ 26,708
Balance, August 31, 2002	10,555	10,205	(1,535)	$ 1,055	$ 1,021	$ (24,756)	$ 12,503	$ 323,595	$ (3,678)	
Net income	--	--	--	--	--	--	--	27,020	--	$ 27,020
Dividends	--	--	--	--	--	--	--	(2,572)	--	--
Shares converted	30	(30)	--	3	(3)	--	--	--	--	--
Shares repurchased	--	--	(60)	--	--	(1,249)	--	--	--	--
Stock options exercised	14	--	--	2	--	--	190	--	--	--
Foreign Currency translation adjustments	--	--	--	--	--	--	--	--	1,904	1,904
Change in fair value of derivative instruments, net of tax	--	--	--	--	--	--	--	--	345	345
Comprehensive income										$ 29,269
Balance, August 30, 2003	10,599	10,175	(1,595)	$ 1,060	$ 1,018	$ (26,005)	$ 12,693	$ 348,043	$ (1,429)	
Net income	--	--	--	--	--	--	--	33,578	--	$ 33,578
Dividends	--	--	--	--	--	--	--	(2,579)	--	--
Shares converted	246	(246)	--	25	(25)	--	--	--	--	--
Shares repurchased	--	--	--	--	--	--	--	--	--	--
Stock options exercised	26	--	--	2	--	--	370	--	--	--
Elimination of treasury shares	(1,595)	--	1,595	(159)	--	26,005	--	(25,846)	--	--
Other	--	--	--	--	--	--	--	--	(78)	(78)
Tax benefit from exercise of nonqualified stock option	--	--	--	--	--	--	75	--	--	--
Foreign Currency translation adjustments	--	--	--	--	--	--	--	--	1,001	1,001
Comprehensive income										$ 34,501
Balance, August 28, 2004	9,276	9,929	--	$ 928	$ 993	$ --	$ 13,138	$ 353,196	$ (506)	

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
UniFirst Corporation and Subsidiaries

Year Ended (In thousands)	August 28, 2004	August 30, 2003	August 31, 2002
Cash flows from operating activities:			
Net income	$ 33,578	$ 27,020	$ 26,859
Adjustments:			
Cumulative effect of accounting change, net	--	2,242	--
Depreciation	38,539	35,262	32,755
Amortization of intangible assets	6,350	4,397	5,276
Amortization of deferred financing costs	2,052	--	--
Accretion on asset retirement obligations	431	292	--
Interest rate swap (income) expense	(1,981)	(1,292)	1,256
Changes in assets and liabilities, net of acquisitions:			
Receivables	(1,984)	(3,229)	1,158
Inventories	3,518	(548)	(2,394)
Rental merchandise in service	9,750	(4,225)	1,618
Prepaid expenses	(615)	(92)	(40)
Accounts payable	(1,654)	13,667	(2,670)
Accrued liabilities	5,349	(4,982)	(3,156)
Accrued income taxes	12,725	(7,704)	(11,351)
Deferred income taxes	--	--	3,388
Net cash provided by operating activities	106,058	60,808	52,699
Cash flows from investing activities:			
Acquisition of businesses, net of cash acquired	(179,972)	(2,785)	(12,342)
Proceeds from sale of linen business	4,614	--	--
Capital expenditures	(30,873)	(37,919)	(33,304)
Other	(1,217)	1,912	3,940
Net cash used in investing activities	(207,448)	(38,792)	(41,706)
Cash flows from financing activities:			
Proceeds from long term obligations	351,716	--	152
Payments on long term obligations	(245,196)	(16,667)	(9,998)
Payment of deferred financing costs	(4,540)	--	--
Repurchase of common stock	--	(1,249)	(1)
Proceeds from exercise of common stock options	372	192	65
Payment of cash dividends	(2,579)	(2,572)	(2,577)
Net cash provided by (used in) financing activities	99,773	(20,296)	(12,359)
Net increase (decrease) in cash and cash equivalents	(1,617)	1,720	(1,366)
Cash and cash equivalents at beginning of year	6,053	4,333	5,699
Cash and cash equivalents at end of year	$ 4,436	$ 6,053	$ 4,333
Supplemental disclosure of cash flow information:			
Interest paid	$ 13,841	$ 4,554	$ 8,776
Income taxes paid, net of refunds received	$ 8,571	$ 24,179	$ 24,418

The accompanying notes are an integral part of these consolidated financial statements.

(Amounts in thousands, except per share and common stock options data)

1. Summary Of Critical and Significant Accounting Policies

Business Description

UniFirst Corporation (the "Company") is one of the largest providers of workplace uniforms and protective clothing in the United States. The Company designs, manufactures, personalizes, rents, cleans, delivers, and sells a wide range of uniforms and protective clothing, including shirts, pants, jackets, coveralls, jumpsuits, lab coats, smocks and aprons, and also rents industrial wiping products, floormats, facility service products, other non-garment items, and provides first aid cabinet services and other safety supplies, to a variety of manufacturers, retailers and service companies. The Company serves businesses of all sizes in numerous industry categories. Typical customers include automobile service centers and dealers, delivery services, food and general merchandise retailers, food processors and service operations, light manufacturers, maintenance facilities, restaurants, service companies, soft and durable goods wholesalers, transportation companies, and others who require employee clothing for image, identification, protection or utility purposes. At certain specialized facilities, the Company also decontaminates and cleans work clothes that may have been exposed to radioactive materials and services special cleanroom protective wear. Typical customers for these specialized services include government agencies, research and development laboratories, high technology companies and utilities operating nuclear reactors.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. Intercompany balances and transactions are eliminated in consolidation. All assets and liabilities of foreign subsidiaries are translated into U.S. dollars using the exchange rate prevailing at the balance sheet date, while income and expense accounts are translated at average exchange rates during the year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates. There have been no changes in judgments or the method of determining estimates that had a material effect on our condensed consolidated financial statements for the periods presented.

Fiscal Year

The Company's fiscal year ends on the last Saturday in August. For financial reporting purposes, fiscal 2004 and fiscal 2003 had 52 weeks, while fiscal 2002 had 53 weeks.

Revenue Recognition and Allowance for Doubtful Accounts

The Company recognizes revenue from rental operations in the period in which the services are provided. Direct sale revenue is recognized in the period in which the product is shipped. Judgments and estimates are used in determining the collectability of accounts receivable. The Company analyzes specific accounts receivable and historical bad debt experience, customer credit worthiness, current economic trends and the age of outstanding balances when evaluating the adequacy of the allowance for doubtful accounts. Management judgments and estimates are used in connection with establishing the allowance in any accounting period. Changes in estimates are reflected in the period they become known. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Material differences may result in the amount and timing of bad debt expense recognition for any given period if management makes different judgments or utilizes different estimates.

Inventories and Rental Merchandise in Service

Inventories are stated at the lower of cost or market value, net of any reserve for excess and obsolete inventory. Judgments and estimates are used in determining the likelihood that new goods on hand can be sold to customers or used in rental operations. Historical inventory usage and current revenue trends are considered in estimating both excess and obsolete inventories. If actual product demand and market conditions are less favorable than those projected by management, additional inventory write-downs may be required. The Company uses the last-in, first-out (LIFO) method to value a significant portion of its inventories. Had the Company used the first-in, first-out (FIFO) accounting method, inventories would have been approximately $1.5 million higher at August 28, 2004 and August 30, 2003. Substantially all inventories represent finished goods.

Rental merchandise in service is being amortized on a straight-line basis over the estimated service lives of the merchandise, which range from 6 to 36 months. In establishing estimated lives for merchandise in service, management considers historical experience and the intended use of the merchandise. Material differences may result in the amount and timing of operating profit for any period if management makes different judgments or utilizes different estimates.

Property and Equipment

Property and equipment are recorded at cost. The Company provides for depreciation on the straight-line method based on the following estimated useful lives:

Buildings	30-40 years
Leasehold improvements	Term of lease
Machinery and equipment	3-10 years
Motor vehicles	3-5 years

Expenditures for maintenance and repairs are expensed as incurred. Expenditures for renewals and betterments are capitalized.

Goodwill and Other Intangible Assets

The Company adopted SFAS No. 142 effective August 26, 2001. Under SFAS No. 142, goodwill is no longer amortized. SFAS 142 also requires that companies test goodwill for impairment on an annual basis and when events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit to which goodwill is assigned below its carrying amount. Our evaluation considers changes in the operating environment, competitive information, market trends, operating performance and cash flow modeling. Management completes its annual impairment test in the fourth quarter of each fiscal year and there have been no impairments of goodwill or definite-lived intangible assets in fiscal 2004, 2003 or 2002. Future events could cause management to conclude that impairment indicators exist and that goodwill and other intangibles associated with acquired businesses are impaired. Any resulting impairment loss could have a material impact on our financial condition and results of operations.

Property, plant and equipment and definite-lived intangible assets are depreciated or amortized over their useful lives. Useful lives are based on management estimates of the period that the assets will generate revenue. Long-lived assets are evaluated for impairment whenever events and circumstances indicate an asset may be impaired.

Customer contracts are amortized over their estimated useful lives which have a weighted average useful life of approximately 14.8 years. Restrictive covenants are amortized over the terms of the respective non-competition agreements, which have a weighted average useful life of approximately 7.2 years. Other intangible assets, net, includes primarily deferred financing costs, which have a weighted average useful life of approximately 5.8 years. In accordance with the provisions of Statement of Financial Accounting Standards "SFAS" No. 142, the Company does not amortize goodwill.

Income Taxes

The Company's policy of accounting for income taxes is in accordance with SFAS No. 109 — "Accounting for Income Taxes". Deferred income taxes are provided for temporary differences between amounts recognized for income tax and financial reporting purposes at currently enacted tax rates. The Company computes income tax expense by jurisdiction based on its operations in each jurisdiction.

The Company is periodically reviewed by domestic and foreign tax authorities regarding the amount of taxes due. These reviews include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various filing positions, the Company records estimated reserves for probable exposures. Based on the Company's evaluation of current tax positions, the Company believes they have appropriately accrued for probable exposures.

Net Income Per Share

In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on Issue 03-6, "Participating Securities and the Two-Class Method under FAS 128 ("EITF 03-6"). EITF 03-6 provides guidance in determining when the two-class method, as defined in SFAS No. 128 "Earnings per Share" must be utilized in calculating earnings per share. The Company was required to adopt EITF 03-6 in the quarter ended August 28, 2004 and to apply the provisions of EITF 03-6 retroactively to all periods presented. The Common Stock of the Company has a 25% dividend preference to the Class B Common Stock. The Class B Common Stock, which has ten votes per share as opposed to one vote per share for the Common Stock, is not freely transferable but may be converted at any time on a one-for-one basis into Common Stock at the option of the holder of the Class B Common Stock. EITF 03-6 requires the income per share for each class of common stock to be calculated assuming 100% of the Company's earnings are distributed as dividends to each class of common stock based on their respective dividend rights. The Company does not anticipate distributing 100% of its earnings as dividends. The effective result of EITF 03-6 is that the earnings per share for the Common Stock will be 25% greater than the earnings per share of the Class B Common Stock.

Basic earnings per share for the Company's Common Stock and Class B Common Stock is calculated by dividing net income allocated to Common Stock and Class B Common Stock by the weighted average number of shares of Common Stock and Class B Common Stock outstanding, respectively. Diluted earnings per share for the Company's Common Stock and Class B Common Stock is calculated similarly, except that the calculation includes the dilutive effect of the assumed exercise of stock options issuable under the Company's stock-based employee compensation plans and the assumption of the conversion of all the Company's Class B Common Stock to Common Stock.

Net income available to the Company's stockholders is allocated among our two classes of common stock, Common Stock and Class B Common Stock. The allocation among each class was based upon the two-class method. The following table shows how net income will be allocated using this method:

Year Ended	August 28, 2004	August 30, 2003	August 31, 2002
Net income available to shareholders	$ 33,578	$ 27,020	$ 26,859
Allocation of net income			
Basic:			
Common Stock	$ 17,796	$ 14,171	$ 14,073
Class B Common Stock	15,782	12,849	12,786
	$ 33,578	$ 27,020	$ 26,859
Diluted:			
Common Stock	$ 17,854	$ 14,202	$ 14,114
Class B Common Stock	15,724	12,818	12,745
	$ 33,578	$ 27,020	$ 26,859

The following table illustrates the weighted average number of Common and Class B Common shares outstanding during the year and are utilized in the calculation of earnings per share:

Year Ended	August 28, 2004	August 30, 2003	August 31, 2002
Weighted average number of Common shares - basic	9,103	8,992	9,000
Add: effect of dilutive potential Common shares - employee common stock options	64	40	56
Add: effect assuming conversion of Class B Common shares into Common Stock	10,091	10,190	10,222
Weighted average number of Common shares - diluted	19,258	19,222	19,278
Weighted average number of Class B Common shares - basic and diluted	10,091	10,190	10,222

Stock Based Compensation

The Company has stock-based employee compensation plans which are described in Note 10 to the consolidated financial statements. The Company uses the intrinsic value method to account for the plans under Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees," under which no compensation cost has been recognized related to stock option grants. The Company has adopted the disclosure provisions of SFAS No. 148 "Accounting for Stock-Based Compensation — Transition and Disclosure". Had compensation cost for this plan been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts for the following periods:

Year Ended	August 28, 2004	August 30, 2003	August 31, 2002
Income before cumulative effect of accounting change	$ 33,578	$ 29,262	$ 26,859
Less: pro forma compensation expense, net of tax	(246)	(171)	(126)
Pro forma income before cumulative effect of accounting change	33,332	29,091	26,733
Cumulative effect of accounting change, net of tax	--	(2,242)	--
Pro forma net income	$ 33,332	$ 26,849	$ 26,733
Basic net income per weighted average Common share, as reported:			
Income before cumulative effect of accounting change	$ 1.95	$ 1.71	$ 1.56
Cumulative effect of accounting change, net of tax	--	(0.13)	--
Net income per Common share	$ 1.95	$ 1.58	$ 1.56
Basic net income per weighted average Class B Common share, as reported:			
Income before cumulative effect of accounting change	$ 1.56	$ 1.37	$ 1.25
Cumulative effect of accounting change, net of tax	--	(0.10)	--
Net income per Class B Common share	$ 1.56	$ 1.27	$ 1.25
Basic net income per weighted average Common share, pro forma:			
Pro forma income before cumulative effect of accounting change	$ 1.94	$ 1.70	$ 1.56
Cumulative effect of accounting change, net of tax	--	(0.13)	--
Pro forma net income per Common share	$ 1.94	$ 1.57	$ 1.56
Basic net income per weighted average Class B Common share, pro forma:			
Pro forma income before cumulative effect of accounting change	$ 1.55	$ 1.36	$ 1.25
Cumulative effect of accounting change, net of tax	--	(0.10)	--
Pro forma net income per Class B Common share	$ 1.55	$ 1.26	$ 1.25
Diluted net income per weighted average Common share, as reported:			
Income before cumulative effect of accounting change	$ 1.74	$ 1.52	$ 1.39
Cumulative effect of accounting change, net of tax	--	(0.12)	--
Net income per Common share	$ 1.74	$ 1.40	$ 1.39
Diluted net income per weighted average Class B Common share, as reported:			
Income before cumulative effect of accounting change	$ 1.56	$ 1.36	$ 1.25
Cumulative effect of accounting change, net of tax	--	(0.10)	--
Net income per Class B Common share	$ 1.56	$ 1.26	$ 1.25

Diluted net income per weighted average Common share, pro forma:			
Pro forma income before cumulative effect of accounting change	$ 1.73	$ 1.51	$ 1.39
Cumulative effect of accounting change, net of tax	--	(0.12)	--
Pro forma net income per Common share	$ 1.73	$ 1.39	$ 1.39
Diluted net income per weighted average Class B Common share, pro forma:			
Pro forma income before cumulative effect of accounting change	$ 1.55	$ 1.35	$ 1.24
Cumulative effect of accounting change, net of tax	--	(0.10)	--
Pro forma net income per Class B Common share	$ 1.55	$ 1.25	$ 1.24

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model as prescribed by SFAS No. 123, based upon the date of grant, with the following assumptions used for grants each year:

	2004	2003	2002
Risk-free interest rate	4.32%	4.00%	4.03%
Expected dividend yield	1.00%	1.00%	1.00%
Expected life in years	10	10	8
Expected volatility	30%	30%	30%

The weighted average fair values of options granted during fiscal years 2004, 2003 and 2002 were $11.90, $8.63 and $6.67, respectively.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and bank short-term investments with maturities of less than ninety days.

Financial Instruments

The Company's financial instruments, which may expose the Company to concentrations of credit risk, include cash and cash equivalents, receivables, accounts payable, notes payable and long-term obligations. Each of these financial instruments is recorded at cost, which approximates its fair value.

Goodwill, Intangibles and Other Long-Lived Assets

The Company adopted SFAS No. 142 effective August 26, 2001. Under SFAS No. 142, goodwill is no longer amortized. SFAS 142 also requires that companies test goodwill for impairment on an annual basis and when events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit to which goodwill is assigned below its carrying amount. Our evaluation considers changes in the operating environment, competitive information, market trends, operating performance and cash flow modeling. Management completes its annual impairment test in the fourth quarter of each fiscal year and there have been no impairments of goodwill or definite-lived intangible assets in fiscal 2004, 2003 or 2002. Future events could cause management to conclude that impairment indicators exist and that goodwill and other intangibles associated with acquired businesses are impaired. Any resulting impairment loss could have a material impact on our financial condition and results of operations.

Property, plant and equipment and definite-lived intangible assets are depreciated or amortized over their useful lives. Useful lives are based on management estimates of the period that the assets will generate revenue. Long-lived assets are evaluated for impairment whenever events and circumstances indicate an asset may be impaired.

Insurance

The Company self-insures for certain obligations related to health, workers' compensation, vehicles and general liability programs. The Company also purchases stop-loss insurance policies to protect it from catastrophic losses. Judgments and estimates are used in determining the potential value associated with reported claims and for losses that have occurred, but have not been reported. The Company's estimates consider historical claims experience and other factors. The Company's liabilities are based on estimates, and, while the Company believes that the accrual for loss is adequate, the ultimate liability may be in excess of or less than the amounts recorded. Changes in claim experience, the Company's ability to settle claims or other estimates and judgments used by management could have a material impact on the amount and timing of expense for any period.

Environmental and Other Contingencies

The Company is subject to legal proceedings and claims arising from the conduct of their business operations, including environmental matters, personal injury, customer contract matters, and/or employment claims. Accounting principles generally accepted in the United States require that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. The Company regularly consults with attorneys and outside consultants to ensure that all of the relevant facts and circumstances are considered, before a contingent liability is recorded. The Company records accruals for environmental and other contingencies based on enacted laws, regulatory orders or decrees, the Company's estimates of costs, insurance proceeds, participation by other parties and the timing of payments, and the input of outside consultants and attorneys. The estimated liability for environmental contingencies has been discounted using a credit-adjusted risk-free rate of interest of 4.0% over periods ranging from ten to thirty years. The estimated current costs, net of legal settlements with insurance carriers, have been adjusted for the estimated impact of inflation at 3% per year. Changes in enacted laws, regulatory orders or decrees, management's estimates of costs, insurance proceeds, participation by other parties and the timing of payments, and the input of outside consultants and attorneys could have a material impact on the amounts recorded for environmental and other contingent liabilities.

Reclassifications

Certain prior year amounts have been reclassified to conform with current year presentation. These reclassifications did not impact current or historical net income or shareholders' equity.

2. Acquisitions

Aggregate information relating to the acquisition of businesses which were accounted for as purchases is as follows:

Year ended	August 28, 2004	August 30, 2003	August 31, 2002
Fair value of tangible assets acquired	$ 56,079	$ 598	$ 4,371
Fair value of intangible assets and goodwill acquired	159,204	2,479	9,008
Fair value of liabilities assumed or created	(35,311)	(292)	(1,037)
Acquisition of businesses, net of cash acquired	$ 179,972	$ 2,785	$ 12,342

The results of operations of these acquisitions have been included on the Company's consolidated financial statements since their respective acquisition dates.

On September 2, 2003 ("Closing Date"), the Company completed its acquisition of 100% of Textilease Corporation ("Textilease"). The purchase price of approximately $175,628 in cash was financed as part of a new $285,000 unsecured revolving credit agreement ("Credit Agreement"), with a syndicate of banks. The Credit Agreement, completed on the Closing Date, replaced the Company's previous $125,000 unsecured revolving credit agreement and was due on the third anniversary of the Closing Date (September 2, 2006). Please see Note 4 – Long Term Obligations. Availability of credit required compliance with financial and other covenants, including maximum leverage, minimum fixed charge coverage, and minimum tangible net worth, as defined in the Credit Agreement. Textilease, headquartered in Beltsville, Maryland, had fiscal year 2002 revenues of approximately $95,000. It serviced over 25,000 uniform and textile products customers from 12 locations in six southeastern states, and also serviced a wide range of large and small first-aid service customers from additional specialized facilities. Textilease's operating results have been included in the Company's consolidated operating results since September 2, 2003.

The following is the final allocation of the fair values of the assets acquired and liabilities assumed at the date of acquisition. The Company engaged a third party to appraise the fair value of the acquired tangible and intangible assets. The third party has completed its appraisal and the purchase price allocation below reflects the appraised values of acquired tangible and intangible assets. The Company has also completed its analysis of the fair values of the liabilities assumed in connection with the acquisition, including certain liabilities that qualify for recognition under Emerging Issues Task Force 95-3 "Recognition of Liabilities in Connection with a Purchase Business Combination" ("EITF 95-3").

Assets:		
Current assets	$	33,400
Property and equipment		21,557
Goodwill		115,413
Intangible assets subject to amortization (estimated fifteen year weighted-average useful life):		40,060
Other assets		109
Total assets acquired	$	210,539
Liabilities:		
Current liabilities	$	16,938
Deferred compensation		5,249
Deferred income taxes		10,719
Long-term debt		2,005
Total liabilities assumed	$	34,911
Net assets acquired	$	175,628

At the time of acquisition, goodwill of approximately $117,504 was recorded. For the fiscal year ended August 28, 2004, the refinement of the Company's original estimates, which principally related to the Company's valuation of acquired intangible assets and property and equipment, as well as the sale of a portion of the linen businesses acquired, resulted in a decrease in goodwill of approximately $2,091. Subsequent to the Closing Date, the Company sold a portion of the linen businesses acquired from Textilease for approximately $4,614 in cash. The Company allocated the proceeds of these sales as a reduction in merchandise in service, an increase to deferred tax liabilities, and a net reduction in goodwill of $2,285. This sale of the linen businesses acquired did not result in any gain or loss recorded on the Company's consolidated statement of income.

The $115,413 of goodwill as of August 28, 2004 will be assigned to our only reportable segment, that being the design, manufacture, rental, cleaning and delivery of occupational garments, industrial wiper towels, floor mats and other non-garment items. None of the goodwill is expected to be deductible for income tax purposes. At the time of acquisition, management initiated a plan to integrate certain Textilease facilities into existing operations. Included in the purchase price allocation is an accrual for exit costs and employee termination benefits in accordance with EITF 95-3 of approximately $6,504, which included approximately $3,103 in severance-related costs for corporate and field employees and $3,401 in facility closing and lease cancellation costs. As of August 28, 2004, the Company paid and charged approximately $1,815 against this accrual for severance-related costs and $707 for facility closing and lease cancellation costs. As of August 28, 2004, the Company reversed approximately $1,963 of the initial accrual based upon its final analysis of the fair value of the liabilities assumed in connection with the acquisition, with a decrease in goodwill. The Company expects to incur substantially all of the remaining costs within twenty-four months of the Closing Date. The changes in accrual for the fiscal year ended August 28, 2004 are as follows:

	Severance Related Costs	Facility Closing and Lease Cancellation Costs	Total
Balance at August 30, 2003	$ --	$ --	$ --
Initial set-up of liability	3,103	3,401	6,504
Charges	(1,815)	(707)	(2,522)
Revisions	--	(1,965)	(1,965)
Balance at August 28, 2004	$ 1,288	$ 729	$ 2,017

Supplemental Pro Forma Information

The unaudited pro forma combined condensed statements of income for the fiscal year ended August 30, 2003 gives effect to the acquisition of Textilease and related financing as if the Textilease acquisition and the related financing had occurred on August 31, 2002. The unaudited pro forma combined condensed statements of income for the fiscal year ended August 30, 2003, include the consolidated statements of income of UniFirst for the fiscal year ended August 30, 2003, and the unaudited statements of operations of Textilease for the twelve months ended June 30, 2003, and pro forma adjustments to reflect the Textilease acquisition and the related financing. Textilease previously had a fiscal year ending on December 31.

The pro forma adjustments include additional interest expense of approximately $5,898 for the fiscal year ended August 30, 2003, related to the debt used to finance the acquisition, additional depreciation and amortization of approximately $2,102 for the fiscal year ended August 30, 2003, related to the estimated increase to the fair value of property and equipment and intangible assets and the related income tax effects of approximately $3,200 for the fiscal year ended August 30, 2003.

The unaudited pro forma combined condensed statements of income are not necessarily indicative of the financial results that would have occurred if the Textilease acquisition and the related financing had been consummated on August 31, 2002, nor are they necessarily indicative of the financial results which may be attained in the future.

The unaudited pro forma combined condensed statements of income are based upon available information and upon certain assumptions that UniFirst's management believes are reasonable. The Textilease acquisition was accounted for using the purchase method of accounting.

	Year Ended August 28, 2004 (Actual)	Year Ended August 30, 2003 (Pro Forma)
Revenues	$ 719,356	$ 691,937
Income before cumulative effect of accounting change	$ 33,578	$ 26,796
Cumulative effect of accounting change, net of tax	--	2,242
Net income	$ 33,578	$ 24,554
Basic net income per weighted average Common share, as reported:		
Income before cumulative effect of accounting change	$ 1.95	$ 1.56
Cumulative effect of accounting change, net of tax	--	(0.13)
Net income per Common share	$ 1.95	$ 1.43
Basic net income per weighted average Class B Common share, as reported:		
Income before cumulative effect of accounting change	$ 1.56	$ 1.25
Cumulative effect of accounting change, net of tax	--	(0.10)
Net income per Class B Common share	$ 1.56	$ 1.15
Diluted net income per weighted average Common share, as reported:		
Income before cumulative effect of accounting change	$ 1.74	$ 1.39
Cumulative effect of accounting change, net of tax	--	(0.12)
Net income per Common share	$ 1.74	$ 1.27
Diluted net income per weighted average Class B Common share, as reported:		
Income before cumulative effect of accounting change	$ 1.56	$ 1.25
Cumulative effect of accounting change, net of tax	--	(0.10)
Net income per Class B Common share	$ 1.56	$ 1.15

During the fiscal year ended August 28, 2004, the Company also completed seven other acquisitions. The aggregate purchase price for these acquisitions was approximately $4,344, net of debt assumed of $400.

The results of operations of all acquisitions excluding Textilease ("Other Acquisitions") have been included on the Company's consolidated financial statements since their respective acquisition dates. None of the Other Acquisitions were significant, individually or in the aggregate, in relation to the Company's consolidated financial statements and, therefore, pro forma financial information has not been presented. The Other Acquisitions were engaged in the rental of garments, floor mats, and other non-garment related items.

3. Income Taxes

The provision for income taxes consists of the following:

Year ended	August 28, 2004	August 30, 2003	August 31, 2002
Current:			
Federal and Foreign	$ 17,101	$ 16,218	$ 13,383
State	1,957	2,026	1,624
	$ 19,058	$ 18,244	$ 15,007
Deferred:			
Federal and Foreign	$ 1,787	$ 60	$ 1,354
State	175	6	99
	1,962	66	1,453
	$ 21,020	$ 18,310	$ 16,460

The following table reconciles the provision for income taxes using the statutory federal income tax rate to the actual provision for income taxes:

	August 28, 2004	August 30, 2003	August 31, 2002
Income taxes at the statutory federal income tax rate	$ 19,109	$ 16,650	$ 15,160
State income taxes	1,408	1,315	1,120
Foreign income taxes	221	193	148
Other	282	152	32
	$ 21,020	$ 18,310	$ 16,460

The tax effect of items giving rise to the Company's deferred tax (assets) liabilities is as follows:

Year ended	August 28, 2004	August 30, 2003	August 31, 2002
Rental merchandise in service	$ 15,738	$ 8,612	$ 12,765
Tax in excess of book depreciation	29,612	25,730	23,630
Purchased intangible assets	13,866	--	--
Accruals and other	(19,926)	(14,885)	(11,547)
Net deferred tax liabilities	$ 39,290	$ 19,457	$ 24,848

4. Long-Term Obligations

Long-term obligations outstanding on the accompanying consolidated balance sheets are as follows:

	August 28, 2004	August 30, 2003
Unsecured revolving credit agreement with a syndicate of banks, interest rates of 2.84% and 2.26% at August 28, 2004 and August 30, 2003, respectively	$ 10,560	$ 65,710
Series A, fixed rate notes due June 2011 bearing interest at 5.27%	75,000	--
Series B, floating rate notes due June 2014 bearing interest at LIBOR plus 70 basis points (2.1275%)	75,000	--
Series C, floating rate notes due June 2014 bearing interest at LIBOR plus 75 basis points (2.1775%)	15,000	--
Notes payable, interest rates from 4.00% - 11.53%, payable in various installments through 2009	3,229	4,001
Amounts due for restrictive covenants and other, payable in various installments through 2005	52	101
	178,841	69,812
Less - current maturities	986	2,493
	$ 177,855	$ 67,319

Aggregate current maturities of long-term obligations for years subsequent to August 28, 2004 are $986 in 2005, $685 in 2006, $616 in 2007, $345 in 2008, $195 in 2009, and $176,014 thereafter.

In connection with the purchase of Textilease, the Company entered into a $285 million unsecured revolving credit agreement ("Credit Agreement"), with a syndicate of banks. The Credit Agreement replaced the Company's previous $125 million unsecured revolving credit agreement and, prior to its amendment, was due on the third anniversary of the Closing Date (September 2, 2006).

On June 14, 2004, the Company issued $165 million of fixed and floating rate notes pursuant to a Note Purchase Agreement ("Note Agreement"). Under the Note Agreement, the Company issued $75 million of notes with a seven year term (June 2011) bearing interest at 5.27% ("Fixed Rate Notes"). The Company also issued $90 million of floating rate notes due in ten years (June 2014) ("Floating Rate Notes"). Of the Floating Rate Notes, $75 million bear interest at LIBOR plus 70 basis points and may be repaid at face value two years from the date they are issued. The remaining $15 million of Floating Rate Notes bear interest at LIBOR plus 75 basis points and can be repaid at face value after one year. The Company also amended its Credit Agreement ("Amended Credit Agreement") to, among other things, reduce the amount available for borrowing thereunder to $125 million and to reduce interest rates payable on such borrowings. As amended, loans under the Amended Credit Agreement bear interest at floating rates which vary based on the Company's funded debt ratio. The proceeds from the Fixed Rate Notes and the Floating Rate Notes were used to repay borrowings under the Credit Agreement. At August 28, 2004, the interest rate applicable to the Company's borrowings under the Amended Credit Agreement was LIBOR plus 100 basis points, which approximated 2.84%.

The Amended Credit Agreement runs through September 2, 2007. As of August 28, 2004, the maximum line of credit was $125 million of which approximately $94.5 million was available for borrowing thereunder. As of such date, the Company had outstanding borrowings of $10.6 million and letters of credit of $19.9 million. Under the Amended Credit Agreement, the Company may borrow funds at variable interest rates based on the Eurodollar rate or the bank's prime rate, as selected by the Company.Availability of credit requires compliance with financial and other covenants, including minimum tangible net worth, maximum funded debt ratio, and minimum debt coverage, as defined in the Amended Credit Agreement. Compliance with these financial covenants is generally tested on a fiscal quarterly basis. Under the most restrictive of these provisions, the Company was required to maintain minimum consolidated tangible net worth of $124,789 as of August 28, 2004. As of August 28, 2004, the Company was in compliance with all covenants under the Note Agreement and the Amended Credit Agreement.

5. Derivative Instruments and Hedging Activities

The Company had entered into interest rate swap agreement, which expired in October 2004, to manage its exposure to movements in interest rates on its variable rate debt. The Company accounts for these agreements in accordance with SFAS No. 133, as amended, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). This swap agreement was a cash flow hedge and effectively changed the variable rate to a fixed rate. Such instruments are matched with the underlying borrowings. SFAS No. 133 eliminates special hedge accounting if a swap agreement does not meet certain criteria, thus requiring the Company to reflect all changes in the fair value of the swap agreement in earnings in the period of change.

In October 1999, the Company entered into an interest rate swap agreement, notional amount $40,000 (the "$40,000 SWAP"), maturing October 13, 2004. The Company pays a fixed rate of 6.38% and receives a variable rate tied to the three month LIBOR rate. As of August 28, 2004, the applicable variable rate was 1.59%. On October 15, 2002, the bank had the option to terminate the $40,000 SWAP without further obligation to make payments to the Company. The bank did not exercise this option. Because of the existence of this termination option, the $40,000 SWAP did not meet the required criteria to qualify as a cash flow hedge and use special hedge accounting, under SFAS No. 133. Accordingly, the Company has recorded, in the interest rate swap income line item of its consolidated statements of income, income of $1,981, $1,292 and expense of $1,256 for the fiscal years ended August 28, 2004, August 30, 2003 and August 31, 2002, respectively, for the changes in the fair value of $40,000 SWAP. As of August 28, 2004 and August 30, 2003, respectively, $223 and $2,203 of interest rate swap related liabilities are included in accrued liabilities in the accompanying condensed consolidated balance sheets.

In June 2001, the Company entered into a second interest rate swap agreement with a notional amount of $20,000 (the "$20,000 SWAP"), maturing June 5, 2003. The Company paid a fixed rate of 4.69% and received a variable rate tied to the three month LIBOR rate. At maturity, the applicable variable rate was 1.34%. The $20,000 SWAP met the required criteria as defined in SFAS No. 133 to use special hedge accounting. Accordingly, the Company has recorded, through the other comprehensive loss section of shareholders' equity, income of $345, net of tax of $230 for the fiscal year ended August 30, 2003 for the change in the fair value in the $20,000 SWAP. The $20,000 SWAP matured on June 5, 2003.

6. Employee Benefit Plans

The Company has a profit sharing plan with a 401(k) feature for all eligible employees not under collective bargaining agreements. The Company matches a portion of the employee's contribution and can make an additional contribution at its discretion. Contributions charged to expense under the plan were $7,249 in 2004, $5,887 in 2003 and $6,176 in 2002.

The Company has several retirement plans covering certain employees of the Company. Amounts charged to expense related to these plans amounted to $600 in 2004, $400 in 2003, and $400 in 2002. The Company has recorded accrued liabilities related to these plans of approximately $7 million at August 28, 2004 and $3 million at August 30, 2003.

7. Goodwill and Other Intangible Assets

The Company adopted SFAS No. 142 effective August 26, 2001. Under SFAS No. 142, goodwill is no longer amortized, but reviewed annually, or more frequently if certain indicators arise, for impairment. There were no impairment losses related to goodwill and indefinite-lived intangible assets due to the application of SFAS No. 142. In addition, the remaining useful lives of amortizable intangible assets were reviewed and deemed appropriate.

The changes in the carrying amount of goodwill are as follows:

Balance as of August 31, 2002	$ 61,539
Goodwill acquired during the period	910
Effect of foreign currency translation	159
Balance as of August 30, 2003	$ 62,608
Goodwill acquired during the period	118,068
Effect of foreign currency translation	9
Balance as of August 28, 2004	$ 180,685

Intangible assets, net on the Company's accompanying consolidated balance sheets are as follows:

Year Ended	August 28, 2004	August 30, 2003
Customer contracts, net of accumulated amortization of $38,084 and $33,120, respectively	$ 51,572	$ 16,713
Restrictive covenants, net of accumulated amortization of $14,478 and $13,449, respectively	2,183	3,038
Other intangible assets, net of accumulated amortization of $1,392 and $940, respectively	4,118	773
	$ 57,873	$ 20,524

Estimated amortization expense for the five fiscal years subsequent to August 28, 2004, based on intangible assets, net as of August 28, 2004 is as follows:

2005	$ 6,296
2006	5,881
2007	5,704
2008	4,940
2009	4,772

8. Accrued Liabilities

Accrued liabilities on the accompanying consolidated balance sheets are as follows:

Year Ended	August 28, 2004	August 30, 2003
Payroll related	$ 25,477	$ 15,250
Insurance related	20,285	18,149
Environmental related	8,669	5,377
Asset retirement obligations	7,446	7,060
Acquisition related	2,017	--
Interest rate swap related	223	2,203
Other	8,707	5,631
	$ 72,824	$ 53,670

9. Commitments and Contingencies

Lease Commitments

The Company leases certain buildings from independent parties. Total rent expense on all leases was $6,649 in 2004, $3,280 in 2003, and $3,436 in 2002. Annual minimum lease commitments for all years subsequent to August 28, 2004 are $4,513 in 2005, $3,002 in 2006, $1,795 in 2007, $1,243 in 2008, $542 in 2009, and $86 thereafter.

Contingencies

The Company and its operations are subject to various federal, state and local laws and regulations governing, among other things, the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries use and must dispose of detergent waste water and other residues. The Company is attentive to the environmental concerns surrounding the disposal of these materials and has through the years taken measures to avoid their improper disposal. In the past, the Company has settled, or contributed to the settlement of, actions or claims brought against the Company relating to the disposal of hazardous materials and there can be no assurance that the Company will not have to expend material amounts to remediate the consequences of any such disposal in the future. Further, under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of or was responsible for the presence of such hazardous or toxic substances. There can be no assurances that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon the Company under such laws or expose the Company to third-party actions such as tort suits. The Company continues to address environmental conditions under terms of consent orders negotiated with the applicable environmental authorities or otherwise with respect to sites located in or related to Woburn, Massachusetts, Uvalde, Texas, Williamstown, Vermont, and Springfield, Massachusetts. In addition, the Company is assessing the extent of environmental contamination and potential exposure at sites it recently acquired in connection with its acquisition of Textilease, and it is defending against claims concerning alleged environmental conditions with respect to a site once owned by a former subsidiary in Somerville, Massachusetts.

The Company's nuclear garment decontamination facilities are licensed by the Nuclear Regulatory Commission ("NRC"), or in certain cases by the applicable state agency, and are subject to regulation by federal, state and local authorities. In recent years, there has been increased scrutiny and, in certain cases, regulation of nuclear facilities or related services that have resulted in the suspension of operations at certain nuclear facilities served by the Company or disruptions of the Company's ability to service such facilities. There can be no assurance that such increased scrutiny will not lead to the shut-down of such facilities or otherwise cause material disruptions in the Company's garment decontamination business.

From time to time, the Company is subject to legal proceedings and claims arising from the conduct of its business operations, including litigation related to charges for certain ancillary services on invoices, personal injury claims, customer contract matters, employment claims and environmental matters as described above.

While it is impossible to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits, the Company believes that the aggregate amount of such liabilities, if any, in excess of amounts accrued or covered by insurance, will not have a material adverse effect on the consolidated financial position or results of operation of the Company. It is possible, however, that future financial position or results of operations for any particular future period could be materially affected by changes in the Company's assumptions or strategies related to these contingencies or changes out of the Company's control.

As security for certain agreements with the NRC and various state agencies related to the nuclear operations (see Note 14) and certain insurance programs, the Company had standby irrevocable bank commercial letters of credit of $19,919 and $20,061 outstanding as of August 28, 2004 and August 30, 2003 , respectively.

10. Common Stock Options

The Company adopted an incentive stock option plan (the "Plan") in November, 1996 and reserved 150,000 shares of common stock for issue under the Plan. In January of 2002, the Company increased to 450,000 the number of shares of common stock reserved for issuance under the Plan. Options granted under the Plan, through August 28, 2004, are at a price equal to the fair market value of the Company's common stock on the date of grant. Options granted prior to fiscal 2003 are subject to a proportional four-year vesting schedule and expire eight years from the grant date. Options granted beginning in fiscal 2003 and thereafter are subject to a five-year cliff-vesting schedule under which options become vested or exercisable after five years from date of grant and expire ten years after the grant date. Certain options were granted during fiscal 2004 to outside directors of the Company. These shares are fully vested and expire ten years after the grant date.

The following table summarizes the common stock option activity for the fiscal years ended August 28, 2004, August 30, 2003, and August 31, 2002:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding, August 25, 2001	107,800	$ 12.52
Granted	55,700	17.55
Exercised	(4,875)	13.44
Forfeited	(11,375)	13.71
Outstanding, August 31, 2002	147,250	$ 14.30
Granted	56,200	20.10
Exercised	(14,250)	13.45
Forfeited	(1,500)	14.65
Outstanding, August 30, 2003	187,700	$ 16.10
Granted	61,800	24.45
Exercised	(26,175)	14.25
Forfeited	(6,500)	16.24
Outstanding, August 28, 2004	216,825	$ 18.70
Exercisable, August 31, 2002	46,288	$ 13.78
Exercisable, August 30, 2003	91,967	$ 14.05
Exercisable, August 28, 2004	73,569	$ 14.41

The following table summarizes information relating to currently outstanding and exercisable stock options as of August 28, 2004:

OUTSTANDING OPTIONS			EXERCISABLE OPTIONS	
NUMBER OUTSTANDING	REMAINING CONTRACTUAL LIFE (IN YEARS)	EXERCISE PRICES	NUMBER EXERCISABLE	EXERCISE PRICES
24,825	3.0	$ 15.13	24,825	$ 15.13
33,975	4.2	10.06	25,481	10.06
42,525	5.2	17.55	21,263	17.55
45,500	8.2	20.13	--	20.13
8,200	8.4	19.93	--	19.93
59,800	9.2	24.35	--	24.35
2,000	9.4	27.44	2,000	27.44
216,825			73,569	

11. Shareholders' Equity

The significant attributes of each type of stock are as follows:

Common stock — Each share is entitled to one vote and is freely transferable. Each share of common stock is entitled to a cash dividend equal to 125% of any cash dividend paid on each share of Class B common stock.

Class B common stock — Each share is entitled to ten votes and can be converted to common stock on a share-for-share basis. Until converted to common stock, however, Class B shares are not freely transferable.

Effective July 1, 2004, companies incorporated in Massachusetts became subject to the Massachusetts Business Corporation Act, Chapter 156D. Chapter 156D provides that shares that are reacquired by a company become authorized but unissued shares. As a result, Chapter 156D eliminates the concept of "treasury shares". Accordingly, at August 28, 2004, we have redesignated 1.595 million shares of the Company's existing treasury shares, at an aggregate cost of $26,005, as authorized but unissued and allocated this amount to the common stock's par value and retained earnings.

12. Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income/(loss) are as follows:

	Foreign Currency Translation	Change in Fair Value of Derivative Instruments, net of tax	Other	Total Accumulated Other Comprehensive Loss
Balance, August 25, 2001	$ (2,862)	$ (665)	$ --	$ (3,527)
Change during the period	(471)	320	--	(151)
Balance, August 31, 2002	(3,333)	(345)	--	(3,678)
Change during the period	1,904	345	--	2,249
Balance, August 30, 2003	(1,429)	--	--	(1,429)
Change during the period	1,001	--	(78)	923
Balance, August 28, 2004	$ (428)	$ --	$ (78)	$ (506)

13. Segment Reporting

The Company operates as a single reportable segment, that being the design, rental, cleaning and delivery of occupational garments, industrial wiper towels, floor mats and other non-garment items, which represents more than 90% of consolidated net sales. The Company's reporting segment relating to first aid cabinet services and other safety supplies does not meet the thresholds of a reportable segment as outlined in SFAS 131. The Company also has activities in Canada, Mexico and Europe, which do not meet the reporting thresholds outlined in SFAS 131.

14. Asset Retirement Obligations

Effective September 1, 2002, the Company adopted the provisions of SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Under the new accounting method, the Company now recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

As of September 1, 2002, the Company recognized as a liability the present value of the estimated future costs to decommission its nuclear laundry facilities in accordance with the provisions of SFAS No. 143. The adoption of SFAS No. 143 resulted in a cumulative charge of $2,242, net of tax benefit of $1,400, related to the change in accounting principle, the recognition of a discounted asset retirement obligation of $5,300, and an increase of $2,400 to the gross carrying value of the related long-lived assets ($900, net of accumulated depreciation of $1,500). The Company will depreciate, on a straight-line basis, the amount added to property and equipment and recognize accretion expense in connection with the discounted liability over the various remaining lives which range from approximately one to thirty years.

The estimated liability has been based on historical experience in decommissioning nuclear laundry facilities, estimated useful lives of the underlying assets, external vendor estimates as to the cost to decommission these assets in the future and federal and state regulatory requirements. The estimated current costs have been adjusted for the estimated impact of inflation at 3% per year. The liability has been discounted using credit-adjusted risk-free rates that range from approximately 3.00% to 7.25% over one to thirty years. Revisions to the liability could occur due to changes in the Company's estimated useful lives of the underlying assets, estimated dates of decommissioning, changes in decommissioning costs, changes in federal or state regulatory guidance on the decommissioning of such facilities, or other changes in estimates. Changes due to revised estimates will be recognized by increasing or decreasing the carrying amount of the liability and the carrying amount of the related long-lived asset if the assets are still in service or charged to expense in the period if the assets are no longer in service.

The Company revised its estimate of this liability in the quarter ended August 30, 2003 due to changes in the estimate of future decommissioning costs related to one of the Company's nuclear facilities. The change in estimate resulted in an increase of $1,255 to the carrying amount of the liability and the carrying amount of the related long-lived asset. Since this revision is a change in estimate, the Company will depreciate the increase in the long-lived asset over the estimated remaining useful life of the related nuclear facility which is 28 years. In the quarter ended August 30, 2003, the Company also recognized as a liability the present value of the estimated future costs to decommission a new nuclear laundry facility. The Company recognized a discounted asset retirement obligation of $503, and an increase of $497 to the gross carrying value of the related long-lived asset ($494, net of accumulated depreciation of $3). In the current fiscal year, the Company began decommissioning one of the nuclear laundry facilities for which it had recognized an asset retirement obligation. Costs incurred in connection with the decommissioning for the year ended August 30, 2003 were approximately $300.

In fiscal year 2003, the Company began decommissioning one of the nuclear laundry facilities for which it had recognized an asset retirement obligation. Costs incurred in connection with the decommissioning for the fiscal year ended August 28, 2004 were approximately $787. The Company revised its estimate of future liability in the fiscal year ended August 28, 2004 due to changes in the estimate of future decommissioning costs related to this nuclear laundry facility. The change in estimate resulted in an increase of $742 to the carrying amount of the liability. Since the decommissioning of this nuclear laundry facility is significantly complete and the underlying long-lived asset is no longer in service, the Company recorded an expense in its current statement of income as opposed to increasing the carrying amount of the related long-lived asset and subsequently depreciating that asset. As of August 28, 2004, the Company believes this current decommissioning project will be completed by the end of fiscal 2005.

The pro forma effects of the application of SFAS No. 143 as if the Statement had been adopted on August 27, 2000 (instead of September 1, 2002) are not material and, therefore, have not been presented.

A reconciliation of the Company's liability is as follows:

	August 28, 2004	August 30, 2003
Beginning balance	$ 7,060	$ 5,310
Accretion expense	431	292
Change in estimate of liability	742	1,255
Additional liabilities recognized	--	503
Asset retirement costs incurred	(787)	(300)
Ending balance	$ 7,446	$ 7,060

As of August 28, 2004, the $7.4 million asset retirement obligation is included in accrued liabilities in the accompanying condensed consolidated balance sheet.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

UniFirst Corporation

We have audited the accompanying consolidated balance sheets of UniFirst Corporation (the "Company") and subsidiaries as of August 28, 2004 and August 30, 2003 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended August 28, 2004. Our audits also included the financial statement schedule listed in the index at item 15 (a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of UniFirst Corporation and Subsidiaries at August 28, 2004 and August 30, 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 28, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Emerging Issues Task Force Issue 03-6, "Participating Securities and the Two-Class Method Under FAS 128" ("EITF 03-6") during the fourth quarter of 2004. The provisions of EITF 03-6 have been retroactively applied to all periods presented.

As discussed in Note 14 to the consolidated financial statements, effective September 1, 2002, the Company adopted Statement of Financial Accounting Standards (Statement) No. 143 "Asset Retirement Obligations."

/s/ Ernst & Young LLP
Boston, Massachusetts

October 26, 2004

Quarterly Financial Data (Unaudited)

The following is a summary of the results of operations for each of the quarters within the years ended August 28, 2004 and August 30, 2003. This summary should be read in conjunction with the Company's Consolidated Financial Statements and Notes to Consolidated Financial Statements included in Item 8.

The Company's fiscal year ends on the last Saturday in August. For financial reporting purposes, fiscal 2004 and fiscal 2003 had 52 weeks. Each of the quarters presented below includes 13 weeks.

(Unaudited) (In thousands, except per share data) 2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 180,898	$ 177,407	$ 182,985	$ 178,066
Income before income taxes	15,485	10,718	16,167	12,228
Provision for income taxes	5,962	4,126	6,224	4,708
Net income	$ 9,523	$ 6,592	$ 9,943	$ 7,520
Net income per Common share - basic	$ 0.56	$ 0.38	$ 0.58	$ 0.43
Net income per Class B Common share - basic	$ 0.44	$ 0.31	$ 0.46	$ 0.35
Net income per Common share - diluted	$ 0.49	$ 0.34	$ 0.52	$ 0.39
Net income per Class B Common share - diluted	$ 0.44	$ 0.31	$ 0.46	$ 0.35
Weighted average number of shares outstanding - basic				
Common stock	9,009	9,022	9,127	9,253
Class B common stock	10,175	10,168	10,073	9,950
	19,184	19,190	19,200	19,203
Weighted average number of shares outstanding - diluted				
Common stock	9,074	9,085	9,198	9,327
Class B common stock	10,175	10,168	10,073	9,950
	19,249	19,253	19,271	19,277

(Unaudited)
(In thousands, except per share data)

2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 149,179	$ 146,425	$ 153,690	$ 147,642
Income before income taxes	14,089	6,137	15,624	11,722
Provision for income taxes	5,424	2,363	6,015	4,508
Income before cumulative effect of accounting change	8,665	3,774	9,609	7,214
Cumulative effect of accounting change, net	2,242	--	--	--
Net income	$ 6,423	$ 3,774	$ 9,609	$ 7,214
Income per Common share - basic				
Before cumulative effect of an accounting change, net	$ 0.50	$ 0.22	$ 0.56	$ 0.43
Cumulative effect of an accounting change, net	(0.13)	--	--	--
Net income per Common share - basic	$ 0.37	$ 0.22	$ 0.56	$ 0.43
Income per Class B Common share - basic				
Before cumulative effect of an accounting change, net	$ 0.40	$ 0.18	$ 0.45	$ 0.34
Cumulative effect of an accounting change, net	(0.10)	--	--	--
Net income per Class B Common share - basic	$ 0.30	$ 0.18	$ 0.45	$ 0.34
Income per Common share - diluted				
Before cumulative effect of an accounting change, net	$ 0.45	$ 0.20	$ 0.50	$ 0.37
Cumulative effect of an accounting change, net	(0.12)	--	--	--
Net income per Common share - diluted	$ 0.33	$ 0.20	$ 0.50	$ 0.37
Income per Class B Common share - diluted				
Before cumulative effect of an accounting change, net	$ 0.40	$ 0.18	$ 0.45	$ 0.33
Cumulative effect of an accounting change, net	(0.10)	--	--	--
Net income per Class B Common share - diluted	$ 0.30	$ 0.18	$ 0.45	$ 0.33
Weighted average number of shares outstanding - basic				
Common stock	9,013	8,963	8,993	8,997
Class B common stock	10,205	10,205	10,175	10,175
	19,218	19,168	19,168	19,172
Weighted average number of shares outstanding - diluted				
Common stock	9,066	9,003	9,000	9,058
Class B common stock	10,205	10,205	10,175	10,175
	19,271	19,208	19,175	19,233

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company carried out an evaluation under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based upon their evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective to ensure that material information relating to the Company required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. In designing and evaluating the disclosure controls and procedures, the Company's management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurances of achieving the desired control objectives, and management necessarily was required to apply its judgment in designing and evaluating the controls and procedures. The Company currently is in the process of further reviewing and documenting its disclosure controls and procedures, and its internal control over financial reporting, and may from time to time make changes aimed at enhancing their effectiveness and to ensure that our systems evolve with our business.

Changes in Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting during the fourth quarter of fiscal year 2004 that have materially affected, or that are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 9B. OTHER INFORMATION

On October 25, 2004, each non-employee director of the Company received a grant of an option to purchase 1,000 shares of Common Stock pursuant to the UniFirst Corporation 1996 Stock Incentive Plan (the "Stock Incentive Plan") (attached hereto as Exhibit 10-D). The exercise price of each option was $27.98, the closing price on October 25, 2004. The options are fully vested and expire ten years from the date of grant. A copy of the form of outside director stock option agreement under the Stock Incentive Plan is attached to this Annual Report on Form 10-K as Exhibit 10-E and is incorporated herein by reference.

Also, on October 25, 2004, the Company granted options under the Stock Incentive Plan to purchase (i) 2,100 shares of its Common Stock to Ronald D. Croatti, Chariman of the Board, President and Chief Executive Officer, (ii) 1,400 shares of its Common Stock to Cynthia Croatti, Executive Vice President and Treasurer, (iii) 1,400 shares of its Common Stock to John B. Bartlett, Senior Vice President and Chief Financial Officer, (iv) 1,100 shares of its Common Stock to Dennis G. Assad, Senior Vice President, Sales and Marketing, (v) 1,100 shares of its Common Stock to Bruce P. Boynton, Senior Vice President, Operations, (vi) 1,100 shares of its Common Stock to David A. DiFillippo, Senior Vice President, Operations. The exercise price of each option was $27.98, the closing price on October 25, 2004. The options vest on the fifth anniversary of the date of grant or earlier as provided in the applicable stock option agreement or the Stock Incentive Plan and expire ten years from the date of grant. A copy of the form of employee stock option agreement under the Stock Incentive Plan is attached to this Annual Report on Form 10-K as Exhibit 10-F and is incorporated herein by reference.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Incorporated by reference to the information provided under the caption "Election of Directors" in the Company's Proxy Statement for its 2005 Annual Meeting of Shareholders.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated by reference to the information provided under the caption "Summary Compensation Table," "Option Grants with Respect to Fiscal Year 2004," "Option Exercises and Year-End Holdings," "Supplemental Executive Retirement Plan" and "Stock Performance Graph" in the Company's Proxy Statement for its 2005 Annual Meeting of Shareholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT; AND RELATED STOCKHOLDER MATTERS

Incorporated by reference to the information provided under the captions "Election of Directors," and "Security Ownership of Management and Principal Shareholders", in the Company's Proxy Statement for its 2005 Annual Meeting of Shareholders and "Equity Compensation Plan Information" in Item 5 of this Annual Report on Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Incorporated by reference to the information provided under the caption "Certain Relationships and Related Transactions" in the Company's Proxy Statement for its 2005 Annual Meeting of Shareholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated by reference to the information provided under the caption "Independent Auditors" in the Company's Proxy Statement for its 2005 Annual Meeting of Shareholders.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) *The financial statements listed below are filed as part of this report:*

1. and 2. FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES.

The financial statements listed below are included under Item 8 of this Form 10-K.

Consolidated statements of income for each of the three years in the period ended August 28, 2004

Consolidated balance sheets as of August 28, 2004 and August 30, 2003

Consolidated statements of shareholders' equity for each of the three years in the period ended August 28, 2004

Consolidated statements of cash flows for each of the three years in the period ended August 28, 2004

Notes to consolidated financial statements

Report of Ernst & Young LLP, Independent Auditors

The following additional schedule is filed herewith:

Schedule II — Valuation and qualifying accounts and reserves for each of the three years in the period ended August 28, 2004

UNIFIRST CORPORATION AND SUBSIDIARIES
SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS AND RESERVES FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED AUGUST 28, 2004

Description	Balance, Beginning of Period	Charged to Costs and Expenses	Charges for Which Reserves Were Created	Balance, End of Period
For the year ended August 28, 2004				
Allowance for doubtful accounts	$ 2,611	$ 3,132	$ (3,127)	$ 2,616
For the year ended August 30, 2003				
Allowance for doubtful accounts	$ 2,687	$ 3,066	$ (3,142)	$ 2,611
For the year ended August 31, 2002				
Allowance for doubtful accounts	$ 3,237	$ 3,326	$ (3,876)	$ 2,687

Separate financial statements of the Company have been omitted because the Company is primarily an operating company and all subsidiaries included in the consolidated financial statements are totally held.

All other schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements or the notes thereto.

3. EXHIBITS. The list of exhibits filed as part of this annual report on Form 10-K are set forth at (c) below.

(c) Exhibits

DESCRIPTION

2.1 Stock Purchase Agreement dated as of July 17, 2003 by and among the Company and the stockholders of Textilease Corporation signatory thereto — incorporated by reference to the Company's Current Report on Form 8-K filed on September 17, 2003.

3-A Restated Articles of Organization — incorporated by reference to Exhibit 3-A to the Company's Registration Statement on Form S-1 (No. 2-83051) — and the Articles of Amendment dated January 12, 1988, a copy of which was filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended August 27, 1988 — and the Articles of Amendment dated January 21, 1993, a copy of which was filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 27, 1993.

3-B By-laws — incorporated by reference to Exhibit 3-B to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1991.

10-A UniFirst Corporation Profit Sharing Plan — incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8 (No. 33-60781) — and the Amendment dated June 27, 1995, a copy of which was filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1996.

10-D UniFirst Corporation 1996 Stock Incentive Plan, as amended, (incorporated by reference to Exhibit 10-D to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2002.

* 10-E Form of UniFirst Corporation stock option award to non-employee directors.

* 10-F Form of UniFirst Corporation stock option award to executive officers.

14.1 UniFirst Corporation Statement of Corporate Policy and Code of Business Conduct and Ethics – incorporated by reference to Appendix B to the Company's Proxy Statement on Schedule 14A filed on December 10, 2003.

* 21 List of Subsidiaries

* 23.1 Consent of Independent Registered Public Accounting Firm

* 31.1 Rule 13a-14(a)/15d-14(a) certification of Ronald D. Croatti

* 31.2 Rule 13a-14(a)/15d-14(a) certification of John B. Bartlett

** 32.1 Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

** 32.2 Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

* Filed herewith
** Furnished herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UniFirst Corporation

By: /s/ Ronald D. Croatti
Ronald D. Croatti
President and Chief Executive Officer

November 12, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

NAME	TITLE	DATE
/s/ Ronald D. Croatti Ronald D. Croatti	Principal Executive Officer and Director	November 12, 2004
/s/ John B. Bartlett John B. Bartlett	Principal Financial Officer and Principal Accounting Officer	November 12, 2004
/s/ Cynthia Croatti Cynthia Croatti	Director	November 12, 2004
/s/ Donald J. Evans Donald J. Evans	Director	November 12, 2004
/s/ Albert Cohen Albert Cohen	Director	November 12, 2004
/s/ Phillip L. Cohen Phillip L. Cohen	Director	November 12, 2004
/s/ Anthony F. DiFillippo Anthony F. DiFillippo	Director	November 12, 2004
/s/ Lawrence Pugh Lawrence Pugh	Director	November 12, 2004

EXHIBIT INDEX

DESCRIPTION

2.1 Stock Purchase Agreement dated as of July 17, 2003 by and among the Company and the stockholders of Textilease Corporation signatory thereto — incorporated by reference to the Company's Current Report on Form 8-K filed on September 17, 2003.

3-A Restated Articles of Organization — incorporated by reference to Exhibit 3-A to the Company's Registration Statement on Form S-1 (No. 2-83051) — and the Articles of Amendment dated January 12, 1988, a copy of which was filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended August 27, 1988 — and the Articles of Amendment dated January 21, 1993, a copy of which was filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 27, 1993.

3-B By-laws — incorporated by reference to Exhibit 3-B to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1991.

10-A UniFirst Corporation Profit Sharing Plan — incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8 (No. 33-60781) — and the Amendment dated June 27, 1995, a copy of which was filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1996.

10-D UniFirst Corporation 1996 Stock Incentive Plan, as amended, (incorporated by reference to Exhibit 10-D to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2002.

* 10-E Form of UniFirst Corporation stock option award to non-employee directors.

* 10-F Form of UniFirst Corporation stock option award to executive officers.

14.1 UniFirst Corporation Statement of Corporate Policy and Code of Business Conduct and Ethics – incorporated by reference to Appendix B to the Company's Proxy Statement on Schedule 14A filed on December 10, 2003.

* 21 List of Subsidiaries

* 23.1 Consent of Ernst & Young LLP, Independent Auditors

* 31.1 Rule 13a-14(a)/15d-14(a) certification of Ronald D. Croatti

* 31.2 Rule 13a-14(a)/15d-14(a) certification of John B. Bartlett

** 32.1 Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

** 32.2 Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

* Filed herewith
** Furnished herewith

FORM OF UNIFIRST CORPORATION STOCK OPTION AWARD TO NON-EMPLOYEE DIRECTORS

UNIFIRST CORPORATION

*NON-QUALIFIED STOCK OPTION GRANTED
UNDER THE UNIFIRST CORPORATION AMENDED
1996 STOCK INCENTIVE PLAN*

Name of Optionee:
No. of Option Shares:

Option Exercise Price per Share:

Grant Date: October 25, 2004.
Expiration Date: October 25, 2014.

Pursuant to the UniFirst Corporation Amended 1996 Stock Incentive Plan (the "Plan"), UniFirst Corporation (the "Company") hereby grants to the Optionee named above an option (the "Stock Option") to purchase on or prior to the Expiration Date specified above all or part of the number of shares of Common Stock, par value $.10 per share (the "Stock") of the Company specified above at the Option Exercise Price per Share specified above subject to the terms and conditions set forth herein and in the Plan. Capitalized terms used herein without definition shall have the respective meanings ascribed to them in the Plan.

1. Vesting Schedule. This Stock Option shall be exercisable in full on the grant date.

2. Manner of Exercise. The Optionee may exercise this Stock Option as set forth in, and subject to the provisions of, Section 5(b)(ii)(B) of the Plan. In the event the Optionee chooses to pay the purchase price by previously-owned shares of Stock through the attestation method, the shares of Stock transferred to the Optionee upon the exercise of this Stock Option shall be net of the number of shares attested to. Certificates for shares of Stock purchased upon exercise of this Stock Option shall be issued and delivered to the Optionee upon compliance, to the satisfaction of the Committee, with all requirements under applicable laws or regulations in connection with such issuance and with the requirements hereof and of the Plan. The determination of the Committee as to such compliance shall be final and binding on the Optionee. The Optionee shall not be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Stock subject to this Stock Option unless and until this Stock Option shall have been exercised pursuant to the terms hereof, the Company shall have issued and delivered the shares to the Optionee, and the Optionee's name shall have been entered as the stockholder of record on the books of the Company.

3. Incorporation of Plan. Notwithstanding anything herein to the contrary, this Stock Option shall be subject to and governed by all the terms and conditions of the Plan.

4. Nontransferability. This Agreement is personal to the Optionee, is non-assignable and is not transferable in any manner, by operation of law or otherwise, other than by will or the laws of descent and distribution. This Stock Option is exercisable, during the Optionee's lifetime, only by the Optionee, and thereafter, only by the Optionee's legal representative or legatee.

5. Miscellaneous.

   (a) Notice hereunder shall be given to the Company (attention to its Chief Financial Officer) at its principal place of business, and shall be given to the Optionee at his or her most recent address as maintained on the Company's records, or in either case at such other address as one party may subsequently furnish to the other party in writing.

   (b) This Stock Option does not confer upon the Optionee any rights with respect to continuance of service as a Director of the Company.

UniFirst Corporation

By: /s/ Ronald D. Croatti
Ronald D. Croatti, Chief Executive Officer

FORM OF UNIFIRST CORPORATION STOCK OPTION AWARD TO EXECUTIVE OFFICERS

UNIFIRST CORPORATION

NON-QUALIFIED STOCK OPTION GRANTED UNDER THE UNIFIRST CORPORATION 1996 STOCK INCENTIVE PLAN

Name of Optionee:
No. of Option Shares:

Option Exercise Price per Share:

Grant Date: October 25, 2004.
Expiration Date: October 25, 2014.

Pursuant to the UniFirst Corporation 1996 Stock Incentive Plan (the "Plan"), UniFirst Corporation (the "Company") hereby grants to the Optionee named above an option (the "Stock Option") to purchase on or prior to the Expiration Date specified above all or part of the number of shares of Common Stock, par value $.10 per share (the "Stock") of the Company specified above at the Option Exercise Price per Share specified above subject to the terms and conditions set forth herein and in the Plan. Capitalized terms used herein without definition shall have the respective meanings ascribed to them in the Plan.

1. Vesting Schedule. No portion of this Stock Option may be exercised until such portion shall have vested. Except as set forth below, and subject to the discretion of the Committee to accelerate the vesting schedule hereunder, this Stock Option shall be vested and exercisable only as follows: 100% of the Option Shares shall become vested and exercisable on the fifth anniversary of the Grant Date. Upon the occurrence of a Change of Control of the Company, this Stock Option shall become fully vested and exercisable, whether or not this Stock Option or any portion hereof is otherwise vested and exercisable at such time.

2. Manner of Exercise. The Optionee may exercise this Stock Option as set forth in, and subject to the provisions of, Section 5(a)(iv) of the Plan. In the event the Optionee chooses to pay the purchase price by previously-owned shares of Stock through the attestation method, the shares of Stock transferred to the Optionee upon the exercise of this Stock Option shall be net of the number of shares attested to. Certificates for shares of Stock purchased upon exercise of this Stock Option shall be issued and delivered to the Optionee upon compliance, to the satisfaction of the Committee, with all requirements under applicable laws or regulations in connection with such issuance and with the requirements hereof and of the Plan. The determination of the Committee as to such compliance shall be final and binding on the Optionee. The Optionee shall not be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Stock subject to this Stock Option unless and until this Stock Option shall have been exercised pursuant to the terms hereof, the Company shall have issued and delivered the shares to the Optionee, and the Optionee's name shall have been entered as the stockholder of record on the books of the Company.

3. Termination of Employment. If the Optionee's employment by the Company or a Subsidiary is terminated, this Stock Option shall (except as set forth in Section 3(c) hereof or as otherwise determined by the Committee in the sole authority and discretion) immediately cease to vest and may be subject to earlier termination as set forth below.

   (a) Termination Due to Death. If the Optionee's employment terminates by reason of death, that portion of this Stock Option which was vested and exercisable at the date of death may thereafter be exercised by the Optionee's legal representative or legatee for a period of one year from the date of death or until the Expiration Date, if earlier.

   (b) Termination Due to Disability. If the Optionee's employment terminates by reason of Disability (as determined in the sole authority and discretion of the Committee), that portion of this Stock Option which was vested and exercisable at the time of such termination may thereafter be exercised for a period of one year from the date of such termination or until the Expiration Date, earlier.

   © Termination Due to Normal Retirement. If the Optionee's employment terminates by reason of Normal Retirement (as determined in the sole authority and discretion of the Committee), this Stock Option shall be deemed to have fully vested and be exercisable as of the date of normal retirement and shall continue to be exercisable until the Expiration Date

   (d) Termination for Cause. If the Optionee's employment terminates for Cause, any Stock Option held by the Optionee shall terminate immediately and be of no further force and effect.

(e) Other Termination. If the Optionee's employment terminates for any reason other than death, Disability, Normal Retirement or Cause, that portion of this Stock Option which was vested and exercisable on the date of such termination may thereafter be exercisable for a period of three months from the date of termination or until the Expiration Date, if earlier.

The Committee's determination of the reason for termination of the Optionee's employment shall be conclusive and binding on the Optionee and his or her representatives or legatees. Any portion of this Stock Option which terminates shall be of no further force and effect.

4. Incorporation of Plan. Notwithstanding anything herein to the contrary, this Stock Option shall be subject to and governed by all the terms and conditions of the Plan.

5. Nontransferability. This Agreement is personal to the Optionee, is non-assignable and is not transferable in any manner, by operation of law or otherwise, other than by will or the laws of descent and distribution. This Stock Option is exercisable, during the Optionee's lifetime, only by the Optionee, and thereafter, only by the Optionee's legal representative or legatee.

6. Tax Withholding. By exercising any portion of this Stock Option, Optionee agrees that he or she shall, not later than the date as of which the exercise of this Stock Option becomes a taxable event for Federal income tax purposes, pay to the Company or make arrangements satisfactory to the Committee for payment of any Federal, state, and local taxes required by law to be withheld on account of such taxable event.

7.Miscellaneous.

(a) Notice hereunder shall be given to the Company (attention to its Chief Financial Officer) at its principal place of business, and shall be given to the Optionee at his or her most recent address as maintained on the Company's employment records, or in either case at such other address as one party may subsequently furnish to the other party in writing.

(b) This Stock Option does not confer upon the Optionee any rights with respect to continuance of employment by the Company or any Subsidiary.

UniFirst Corporation

By: /s/ Ronald D. Croatti
Ronald D. Croatti, Chief Executive Officer

List of Subsidiaries of the Company:

UniTech Services Group, Inc.
UniFirst Holdings, L.P.
UONE Corporation
UTWO Corporation
UR Corporation
UniFirst First-Aid Corporation
RC Air, LLC
Euro Nuclear Services B.V.
Euro Nuklear Services, GmbH
Euro Nuclear Services Limited
UniFirst Canada Ltd.
Uniformes de San Luis S.A. de C.V.
UniFirst S.A. de C.V.
Interstate Uniform Manufacturing of Puerto Rico, Inc.
Pride America Garments, Inc.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 33-60781, 333-96097, and 333-82682) of UniFirst Corporation of our report dated October 26, 2004, with respect to the consolidated financial statements and schedule of UniFirst Corporation included in this Annual Report (Form 10-K) for the year ended August 28, 2004.

/s/ Ernst & Young LLP

Boston, Massachusetts
November 10, 2004

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECURITIES EXCHANGE ACT RULE 13a-15(e)/15d-15(e) AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ronald D. Croatti, certify that:

1. I have reviewed this annual report on Form 10-K for the fiscal year ended August 28, 2004 of UniFirst Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant, and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting and;

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: November 12, 2004

By: /s/ Ronald D. Croatti
Ronald D. Croatti, Chief Executive Officer
(Principal Executive Officer)

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECURITIES EXCHANGE ACT RULE 13a-15(e)/15d-15(e) AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John B. Bartlett, certify that:

1. I have reviewed this annual report on Form 10-K for the fiscal year ended August 28, 2004 of UniFirst Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant, and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting and;

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: November 12, 2004

By: /s/ John B. Bartlett
John B. Bartlett, Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION
906 OF THE SARBANES-OXLEY ACT OF 2002

I, Ronald D. Croatti, certify that:

1. I have reviewed this annual report on Form 10-K of UniFirst Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: November 12, 2004

By: /s/ Ronald D. Croatti
Ronald D. Croatti, President and Chief Executive Officer
(Principal Executive Officer)

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION
906 OF THE SARBANES-OXLEY ACT OF 2002

I, John B. Bartlett , certify that:

1. I have reviewed this annual report on Form 10-K of UniFirst Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: November 12, 2004

By: /s/ John B. Bartlett
John B. Bartlett, Chief Financial Officer
(Principal Financial Officer)

THIS PAGE INTENTIONALLY LEFT BLANK

UNIFIRST CORPORATION

68 Jonspin Road
Wilmington, Massachusetts 01887

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held Tuesday, January 11, 2005

The Annual Meeting of the Shareholders of UniFirst Corporation (the "Company" or "UniFirst") will be held at the Conference Center of Goodwin Procter LLP, located on the second floor at Exchange Place, Boston, Massachusetts 02109-2881 on Tuesday, January 11, 2005 at 10:00 A.M. for the following purposes:

1. To elect three Class II Directors, each to serve for a term of three years; and

2. To consider and act upon any other matters which may properly come before the meeting or any adjournment thereof.

By Order of the Board of Directors

RAYMOND C. ZEMLIN, *Secretary*

December 6, 2004

WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE MEETING, PLEASE COMPLETE AND SIGN THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE. NO POSTAGE IS REQUIRED IF MAILED WITHIN THE UNITED STATES. YOUR PROXY MAY BE REVOKED AT ANY TIME PRIOR TO ITS USE.

UNIFIRST CORPORATION
68 Jonspin Road
Wilmington, Massachusetts 01887

PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS
to be held on January 11, 2005
at 10:00 A.M. at the Conference Center of Goodwin Procter LLP,
located on the second floor at Exchange Place,
Boston, Massachusetts 02109-2881

General Information

The enclosed proxy is being solicited on behalf of the Board of Directors of UniFirst Corporation (the "Company" or "UniFirst") for use at the 2005 Annual Meeting of Shareholders to be held on Tuesday, January 11, 2005 (the "Annual Meeting") and at any adjournment thereof. This Proxy Statement, the enclosed proxy and the Company's 2004 Annual Report to Shareholders are being mailed to shareholders on or about December 6, 2004. Any shareholder signing and returning the enclosed proxy has the power to revoke it by giving notice of its revocation to the Company in writing or in the open meeting before any vote with respect to the matters set forth therein is taken. The shares represented by the enclosed proxy will be voted as specified therein if said proxy is properly signed and received by the Company prior to the time of the Annual Meeting and is not properly revoked. The expense of this proxy solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, the Directors, officers and employees of the Company may also solicit proxies personally or by telephone without special compensation for such activities. The Company may also request persons, firms and corporations holding shares in their names or in the names of their nominees, which are beneficially owned by others, to send proxy material to and obtain proxies from such beneficial owners. The Company will reimburse such holders for their reasonable expenses in connection therewith.

The Board of Directors has fixed the close of business on November 5, 2004 as the record date for the determination of the shareholders entitled to notice of, and to vote at, this Annual Meeting and any adjournments thereof. As of the close of business on that date, there were outstanding and entitled to vote 9,279,879 shares of common stock, par value $.10 per share ("Common Stock"), and 9,928,144 shares of Class B common stock, par value $.10 per share ("Class B Common Stock"). Transferees after such date will not be entitled to vote at the Annual Meeting. Each share of Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to ten votes per share. All actions submitted to a vote of shareholders are voted on by holders of Common Stock and Class B Common Stock voting together as a single class, except for the election of certain Directors and for the approval of matters requiring class votes under the Business Corporation Act of The Commonwealth of Massachusetts.

1. ELECTION OF DIRECTORS

The Board of Directors of the Company is currently composed of seven members, divided into three classes of two, two and three directors, respectively. One class is elected each year at the annual meeting of shareholders. The Directors in each class serve for a term of three years and until their successors are duly elected and qualified. As the term of one class expires, a successor class is elected at each annual meeting of shareholders.

At the Annual Meeting, three Class II Directors will be elected to serve until the 2008 annual meeting and until their successors are duly elected and qualified. The Board of Directors has nominated Ronald D. Croatti, Donald J. Evans and Lawrence R. Pugh to be elected by holders of Common Stock and Class B Common Stock, voting together as a single class, to serve as Class II Directors (collectively, the "Nominees").

Unless otherwise instructed, the persons named in the proxy will vote the shares to which the proxy relates "FOR" the election of the Nominees to the Board of Directors. While the Company has no reason to believe that any of the Nominees will be unable to serve as a Director, in the event any of the Nominees should become unavailable to serve at the time of the Annual Meeting, it is the intention of the persons named in the enclosed proxy to vote such proxy for such other person or persons as they may in their discretion select. A plurality of the votes cast by holders of shares of Common Stock and Class B Common Stock, voting together as a single class and represented in person or by proxy at the Annual Meeting and entitled to vote thereon, is necessary to elect each of the Nominees. Consistent with applicable law, the Company intends to count abstentions and broker non-votes only for the purpose of determining the presence or absence of a quorum for the transaction of business. Any shares not voted (whether by abstention, broker non-vote or otherwise) will have no impact on the election of Directors, except to the extent that the failure to vote for an individual results in another individual receiving a larger percentage of votes.

Information Regarding Nominees and Directors

The following table sets forth certain information with respect to the three Nominees for election as Directors at the Annual Meeting and those continuing Directors of the Company whose terms expire at the annual meetings of shareholders in 2006 and 2007, based on information furnished to the Company by each Director.

Class II Nominees for Election at 2005 Annual Meeting — Term Expires in 2008	Age	Director Since
Ronald D. Croatti(1) **Mr. Croatti** joined the Company in 1965. He became Director of the Company in 1982, Vice Chairman of the Board in 1986 and has served as Chief Executive Officer since 1991. He has also served as President since 1995 and Chairman of the Board since 2002. Mr. Croatti has overall responsibility for the management of the Company.	61	1982
Donald J. Evans **Mr. Evans** has served as Director of the Company since 1973. He served as General Counsel and First Deputy Commissioner, Massachusetts Department of Revenue, from November 1996 to March 2003. Prior to that time, Mr. Evans was a senior partner in the law firm of Goodwin Procter LLP, the Company's general counsel.	78	1973
Lawrence R. Pugh **Mr. Pugh** has served as Director of the Company since June 2004. Until his retirement in 1998, he served as President of V.F. Corporation, one of the world's largest apparel companies, since 1980 and as its Chairman and Chief Executive Officer since 1982. Mr. Pugh is a Trustee and past Chairman of the Colby College Board of Trustees as well as Chairman of the Portland, Maine Museum of Art, a Trustee of Maine Medical Center and a Director of the Maine Winter Sports Center. Mr. Pugh is also a Co-Chairman of UNUM Provident, an insurance company.	71	2004

Class I Continuing Directors — Term Expires in 2006	Age	Director Since
Albert Cohen(2) **Mr. Cohen** has served as Director of the Company since 1989. He has been President of ALC Corp., a consultancy, since September 1998. Prior to that time, Mr. Cohen was Chairman of the Board and Chief Executive Officer of Electronic Space Systems Corporation, a manufacturer of aerospace ground equipment.	77	1989
Anthony F. DiFillippo(1) **Mr. DiFillippo** was the President of UniFirst until he retired in 1995 and, since 1995, he has served as a consultant to UniFirst. He became a Director in 2002.	77	2002

Class III Continuing Directors — Term Expires in 2007	Age	Director Since
Cynthia Croatti(1) **Ms. Croatti** joined the Company in 1980. She has served as Director since 1995, Treasurer since 1982 and Executive Vice President since 2001. In addition, she has primary responsibility for overseeing the human resources and purchasing functions of the Company.	49	1995
Phillip L. Cohen(2) **Mr. Cohen** has served as Director of the Company since November 2000. He is a certified public accountant and was a partner with an international public accounting firm from 1965 until his retirement in June 1994 and has been a financial consultant since that date. He is a Director emeritus and former Treasurer of the Greater Boston Convention and Visitors Bureau and a Director of Kazmaier Associates, Inc. and S/R Industries, Inc.	73	2000

(1) Ronald D. Croatti and Cynthia Croatti are siblings and Anthony F. DiFillippo is Cynthia Croatti's uncle. Anthony F. DiFillippo is the father of David DiFillippo, an executive officer of the Company.

(2) The Company has designated Messrs. A. Cohen and P. Cohen as the Directors to be elected by the holders of Common Stock voting separately as a single class.

Information Regarding Executive Officers Who Are Not Directors

John B. Bartlett. Mr. Bartlett joined the Company in 1977. He has served as Senior Vice President and Chief Financial Officer since 1986 and has primary responsibility for overseeing the financial functions of the Company, as well as its information systems department. Mr. Bartlett is 63 years old.

Dennis G. Assad. Mr. Assad joined the Company in 1975. He has served as Senior Vice President, Sales and Marketing since 1995 and has primary responsibility for overseeing the sales and marketing functions of the Company. Mr. Assad is 59 years old.

Bruce P. Boynton. Mr. Boynton joined the Company in 1976. He has served as Senior Vice President, Operations since January 2001, is the chief operating officer for the Company's Canadian operations and has primary responsibility for overseeing the operations of certain regions in the United States. From 1986 through 2000, Mr. Boynton served as Vice President, Operations. He is 56 years old.

David A. DiFillippo. Mr. DiFillippo joined the Company in 1979. He has served as Senior Vice President, Operations since January 2002 and has primary responsibility for overseeing the operations of certain regions in the United States. Since January 2000, Mr. DiFillippo has served as Vice President, Central Rental Group and, prior to January 2000, he served as a Regional General Manager. Mr. DiFillippo is 47 years old.

Section 16(a) Beneficial Ownership Reporting Compliance

Officers, Directors and greater than 10% shareholders are required to file with the Securities and Exchange Commission pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), reports of ownership and changes in ownership. Such reports are filed on Form 3, Form 4 and Form 5 under the Exchange Act, as appropriate. Officers, Directors and greater than 10% shareholders are required by Exchange Act regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company or written representations that no such reports were required during the 2004 fiscal year, the Company believes that, during the 2004 fiscal year, all officers, Directors and greater than 10% shareholders complied with the applicable Section 16(a) filing requirements except that Mr. Pugh inadvertently filed a late Form 3 upon the commencement of his directorship, Mr. P. Cohen inadvertently filed one late Form 4 with respect to one transaction, Mr. A. Cohen inadvertently filed one late Form 4 with respect to one transaction, Mr. Evans inadvertently filed one late Form 4 with respect to one transaction, Mr. A. DiFillippo inadvertently filed one late Form 4 with respect to one transaction, Ms. Croatti inadvertently filed two late Forms 4 with respect to seventeen transactions and the Estate of Aldo Croatti inadvertently filed seven late Forms 4 with respect to ten transactions.

Meetings of the Board of Directors and Its Committees

Board of Directors. The Company is managed by the Board of Directors. The Company's Board of Directors is divided into three classes, and the members of each class serve for staggered three-year terms. The Board is composed of two Class I Directors (Messrs. A. Cohen and DiFillippo), three Class II Directors (Messrs. Croatti, Evans and Pugh (from June 2004)) and two Class III Directors (Ms. Croatti and Mr. P. Cohen). Three Class II Directors are up for election at the Annual Meeting. The terms of the continuing Class I and III Directors will expire upon the election and qualification of Directors at the annual meeting of shareholders in 2006 and 2007, respectively. At each annual meeting of shareholders, Directors generally will be re-elected or elected for a full term of three years to succeed those Directors whose terms are expiring. The Board of Directors held six meetings during the Company's 2004 fiscal year.

Audit Committee. Until July 2004, the Audit Committee consisted of Messrs. P. Cohen (Chairman), Evans and A. Cohen. In July 2004, Mr. Pugh replaced Mr. A. Cohen on the Audit Committee. The Audit Committee met on ten occasions during fiscal 2004. The Audit Committee is responsible for assisting the Board of Directors in its oversight of (1) the integrity of the Company's financial statements and reporting process, (2) the qualifications, independence and performance of the Company's independent registered public accounting firm, (3) the performance of the Company's internal audit function, and (4) the Company's compliance with legal and regulatory requirements. The Board of Directors and the Audit Committee adopted a written Audit Committee Charter in 2000, which they revised in 2001 and in 2003. The amended and restated Audit Committee Charter is available, or will be available shortly, on the Company's website at www.unifirst.com and will be sent in paper form to any shareholder who submits a request to the Company's Corporate Secretary at the address listed on page 1. The Board of Directors has determined that each of the members of the Audit Committee is "independent" under the rules of the New York Stock Exchange and the SEC. The Board of Directors has determined that Phillip L. Cohen is an "audit committee financial expert" under the Securities Exchange Act of 1934, as amended. The Board of Directors and the Audit Committee have adopted a Statement of Corporate Policy and Code of Business Conduct, which is available, or will be available shortly, on the Company's website at www.unifirst.com and will be sent in paper form to any shareholder who submits a request to the Company's Corporate Secretary at the address listed on page 1.

Compensation Committee. During the 2004 fiscal year, the Compensation Committee consisted of Messrs. A. Cohen (Chairman), P. Cohen and Evans and met on two occasions. The Compensation Committee is responsible for reviewing and approving the Company's executive compensation program, recommending awards under the Company's equity compensation plans and establishing the compensation for the Company's Chief Executive Officer. The Board of Directors and the Compensation Committee have adopted a written Compensation Committee Charter, which is available, or will be available shortly, on the Company's website at www.unifirst.com and will be sent in paper form to any shareholder who submits a request to the Company's Corporate Secretary at the address listed on page 1.

Nominating and Corporate Governance Committee. Until July 2004, the Nominating and Corporate Governance Committee consisted of Messrs. Evans (Chairman), A. Cohen and P. Cohen. In July 2004, Mr. Pugh replaced Mr. P. Cohen on the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee met twelve times in fiscal 2004. The Nominating and Corporate Governance Committee reviews and evaluates potential nominees for election or appointment to the Board of Directors and recommends such nominees to the full Board of Directors. The Board of Directors and the Nominating and Corporate Governance Committee have adopted a written Nominating and Corporate Governance Committee Charter, which is available, or will be available shortly, on the Company's website at www.unifirst.com and will be sent in paper form to any shareholder who submits a request to the Company's Corporate Secretary at the address listed on page 1. The Nominating and Corporate Governance Committee will consider a nominee for election to the Board of Directors recommended by a shareholder of record if the shareholder submits the nomination in compliance with the requirements of the Company's By-laws. See "Other Matters — Shareholder Proposals" for a summary of these requirements. The Nominating and Corporate Governance Committee is also responsible for developing and recommending to the Board of Directors a set of Corporate Governance Guidelines applicable to the Company and periodically reviewing such guidelines and recommending any changes to those guidelines to the Board of Directors. The Corporate Governance Guidelines is available, or will be available shortly, on the Company's website at www.unifirst.com and will be sent in paper form to any shareholder who submits a request to the Company's Corporate Secretary at the address listed on page 1. In addition, the Nominating and Corporate Governance Committee maintains a Policy Regarding New Director Nominations, which is available, or will be available shortly, on the Company's website at www.unifirst.com. Since this policy was adopted, there have been no material changes to the procedures by which our shareholders may recommend nominees to the Board of Directors

Each Director attended at least 75% of all of the meetings of the Board of Directors and of the committees of which the Director was a member held during the last fiscal year. Our Annual Meeting of shareholders is generally held to coincide with one of the Board's regularly scheduled meetings. Directors are strongly encouraged to attend the Annual Meeting. Each of the Directors attended the 2004 Annual Meeting of shareholders except Mr. A. Cohen.

Please note that information contained in our website is not incorporated by reference in, or considered to be a part of, this proxy statement.

Independence of Board Members

The Board of Directors has determined that each of Messrs. A. Cohen, P. Cohen, Evans and Pugh is an "independent director" in accordance with newly-adopted corporate governance rules of the New York Stock Exchange as a result of having no material relationship with the Company other than (1) serving as a Director and a Board Committee member, (2) receiving related fees as disclosed in this document and (3) having beneficial ownership of UniFirst securities as disclosed in the section of this document entitled "Security Ownership of Management and Principal Shareholders."

Meetings of Independent Directors

Independent Directors of the Company regularly meet in executive sessions outside the presence of management. Currently, the independent Directors of the Company are Messrs. A. Cohen, P. Cohen, Evans and Pugh. The presiding Director for these meetings is Mr. Evans. Any interested party who wishes to make their concerns known to the independent Directors may avail themselves of the same procedures utilized with respect to the Company's Audit Committee Complaint Procedure. The Audit Committee Complaint Procedure is available, or will be available shortly, on the Company's website at www.unifirst.com.

Communication with the Board of Directors

If you wish to communicate with any of our Directors or the Board of Directors as a group, you may do so by writing to the Board of Directors, or such individual Director(s) c/o Chief Financial Officer, UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887.

We recommend that all correspondence be sent via certified U.S. mail, return receipt requested. All correspondence received by the Chief Financial Officer will be forwarded by the Chief Financial Officer promptly to the appropriate addressee(s).

Security Ownership of Management and Principal Shareholders

The following table sets forth as of November 5, 2004 certain information concerning shares of Common Stock and Class B Common Stock beneficially owned by (i) each Director and Nominee, (ii) each of the executive officers of the Company named in the Summary Compensation Table, and (iii) all executive officers and Directors as a group, in each case based solely on information furnished by such individuals. Except as otherwise specified, the named beneficial owner has sole voting and investment power. The information in the table reflects shares outstanding of each class of common stock on November 5, 2004.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of All Outstanding Shares(1)	Percentage of Voting Power(1)
Ronald D. Croatti (2) (3)	478,335	2.5%	4.4%
Cynthia Croatti (3) (4)	197,110	1.0%	*
Bruce P. Boynton (3) (5)	13,025	*	*
John B. Bartlett (3) (5)	11,550	*	*
Dennis G. Assad (3) (5)	5,025	*	*
Donald J. Evans (5)	2,900	*	*
Albert Cohen (5)	2,500	*	*
Phillip L. Cohen (5)	1,500	*	*
Anthony F. DiFillippo (3) (5) (6)	51,500	*	*
Lawrence R. Pugh (3) (5)	1,000	*	*
All Directors and executive officers as a Group (3) (11 persons)	772,270	4.0%	5.4%

* Less than 1%.

(1) The percentages have been determined in accordance with Rule 13d-3 under the Exchange Act. As of November 5, 2004, a total of 19,208,023 shares of common stock were outstanding, of which 9,279,879 were shares of Common Stock entitled to one vote per share and 9,928,144 were shares of Class B Common Stock entitled to ten votes per share. Each share of Class B Common Stock is convertible into one share of Common Stock.

(2) Ronald D. Croatti owns shares of Class B Common Stock only, representing 4.8% of such class, plus the options to purchase Common Stock listed in footnote 3. The information presented does not include any shares owned by Mr. Croatti's children, as to which shares Mr. Croatti disclaims any beneficial interest. Mr. Croatti is a trustee and beneficiary of The Marie Croatti QTIP Trust, which owns 2,600,000 shares of Class B Common Stock. Mr. Croatti is a Director and minority owner of the general partner of The Croatti Family Limited Partnership, which owns 2,600,000 shares of Class B Common Stock. The information presented for Mr. Croatti does not include any shares owned by The Marie Croatti QTIP Trust or The Croatti Family Limited Partnership.

(3) Includes the right to acquire, pursuant to the exercise of stock options, within 60 days after November 5, 2004, the following number of shares of Common Stock: Ronald D. Croatti, 5,775 shares; Cynthia Croatti, 3,050 shares; Bruce P. Boynton, 3,025 shares; John B. Bartlett, 3,850 shares; Dennis G. Assad 3,025 shares and all other Directors and executive officers as a group, 9,425 shares.

(4) In addition to 2,740 shares of Common Stock through a 401(k) plan, Cynthia Croatti owns 87,120 shares of Class B Common Stock, representing 0.9% of such class, and 109,990 shares of Common Stock, representing 1.2% of such class, plus the options to purchase Common Stock listed in footnote 3. The information presented does not include any shares owned by Ms. Croatti's children, as to which shares Ms. Croatti disclaims any beneficial interest. Ms. Croatti is a trustee and beneficiary of The Marie Croatti QTIP Trust which owns 2,600,000 shares of Class B Common Stock. Ms. Croatti is a Director and minority owner of the general partner of The Croatti Family Limited Partnership, which owns 2,600,000 shares of Class B Common Stock. The information presented for Ms. Croatti does not include any shares owned by The Marie Croatti QTIP Trust or The Croatti Family Limited Partnership. In addition, the information presented for Ms. Croatti does not include any shares beneficially owned by certain other trusts to which Ms. Croatti is a trustee and certain entities for which Ms. Croatti serves as manager and which, in the aggregate, beneficially own 38,550 shares of Common Stock and 217,584 shares of Class B Common Stock.

(5) Each of Messrs. Boynton, Bartlett, Assad, A. Cohen, Evans and A. DiFillippo owns shares of Common Stock only. The above individuals along with Messrs. P. Cohen and Pugh have the options to purchase Common Stock listed in footnote 3.

(6) Includes 7,250 shares beneficially owned by Mr. DiFillippo's spouse, plus the options to purchase Common Stock listed in footnote 3.

To the best knowledge of the Company, the following are the only beneficial owners of more than 5% of the outstanding Common Stock or Class B Common Stock of the Company as of November 5, 2004. All information presented is based solely on information provided by each beneficial owner.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of All Outstanding Shares(1)	Percentage of Voting Power(1)
Estate of Aldo Croatti (2)	2,674,602	14.0%	24.4%
The Croatti Family Limited Partnership (3)	2,600,000	13.5%	23.9%
The Marie Croatti QTIP Trust (4)	2,600,000	13.5%	23.9%
Marie Croatti (5)	1,162,306	6.1%	10.7%
FleetBoston Financial Corporation (6)	1,053,330	5.5%	1.0%
Arnhold and S. Bleichroeder (7)	790,000	4.1%	*
Dimensional Fund Advisors, Inc. (8)	679,677	3.5%	*
William Blair & Company, L.L.C. (9)	609,309	3.2%	*

* Less than 1%.

(1) The percentages have been determined in accordance with Rule 13d-3 under the Exchange Act. As of November 5, 2004, a total of 19,208,023 shares of common stock were outstanding, of which 9,279,879 were shares of Common Stock entitled to one vote per share and 9,928,144 were shares of Class B Common Stock entitled to ten votes per share. Each share of Class B Common Stock is convertible into one share of Common Stock.

(2) Aldo Croatti, the Company's founder, passed away on October 4, 2001. The referenced shares are now held by his estate, of which his widow, Marie Croatti, is the executrix. The address of The Estate of Aldo Croatti is c/o UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887. These shares include 2,624,060 shares of Class B Common Stock, representing 26.4% of such class and 50,542 shares of Common Stock representing 0.5% of such class.

(3) The address of The Croatti Family Limited Partnership (the "CFLP") is c/o UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887. The CFLP owns shares of Class B Common Stock only, representing 26.2% of such class. The general partner of CFLP, Croatti Management Associates, Inc. (the "General Partner"), has sole voting and dispositive power with respect to the shares owned by CFLP. The General Partner is owned equally by Marie Croatti, Ronald Croatti and Cynthia Croatti, and they comprise its three Directors.

(4) The address of The Marie Croatti QTIP Trust (the "Trust") is c/o UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887. The Trust owns shares of Class B Common Stock only, representing 26.2% of such class. The Trustees of the Trust are Marie Croatti, Ronald Croatti and Cynthia Croatti. The beneficiaries of the Trust are Marie Croatti and the children of Aldo Croatti.

(5) Includes 217,584 shares of Class B Common Stock and 2,550 shares of Common Stock owned of record by Marie Croatti as Trustee under several trusts, the beneficiaries of which are the grandchildren of Aldo Croatti, as to which shares Mrs. Croatti disclaims any beneficial interest. Mrs. Croatti individually owns 940,172 shares of Class B Common Stock, representing 9.5% of such class and 2,000 shares of Common Stock. Marie Croatti is the widow of Aldo Croatti. Mrs. Croatti's address is c/o UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887. Mrs. Croatti disclaims beneficial interest in shares comprising part of the Estate of Aldo Croatti due solely to her position as executor thereof. See notes (3) and (4) above for information concerning Mrs. Croatti's interest in the CFLP and the Trust.

(6) The address of FleetBoston Financial Corporation is 100 Federal Street, Boston, MA 02110. FleetBoston Financial Corporation owns shares of Common Stock only, representing 11.4% of such class. The Company has relied solely upon the information contained in the Schedule 13G filed with the Securities and Exchange Commission by Fleet Boston Financial Corporation on February 13, 2004.

(7) "Arnhold and S. Bleichroeder" refers to Arnhold and S. Bleichroeder, Inc. and Arnhold and S. Bleichroeder Advisers, Inc. The address of Arnhold and S. Bleichroeder is 1345 Ave. of the Americas, New York, NY 10105. Arnhold and S. Bleichroeder, beneficially owns shares of Common Stock only, representing 8.9% of such class. Arnhold and S. Bleichroeder shares voting and dispositive power over the shares listed with its investment advisory client(s). The Company has relied solely upon information contained in the Schedule 13G filed with the Securities and Exchange Commission by Arnhold and S. Bleichroeder on November 13, 2003.

(8) The address of Dimensional Fund Advisers, Inc. ("Dimensional") is 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401. Dimensional beneficially owns shares of Common Stock only, representing 8.3% of such class. Dimensional, an investment advisor registered under the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under Investment Company Act of 1940, and serves as investment manager to certain other investment vehicles, including commingled group trusts. In its role as investment advisor and investment manager, Dimensional possesses both voting and investment power over the securities of the Issuer described in this schedule and Dimensional disclaims beneficial ownership of all securities reported in this schedule. The Company has relied solely upon the information contained in the Schedule 13G filed with the Securities and Exchange Commission by Dimensional on February 6, 2004.

(9) The address of William Blair & Company, L.L.C. is 222 West Adams Street, Chicago, IL 60606. William Blair & Company, L.L.C. beneficially owns shares of Common Stock only, representing 6.6% of such class. The Company has relied solely upon the information contained in the Schedule 13G filed with the Securities and Exchange Commission by William Blair & Company, L.L.C. on February 6, 2004.

Summary Compensation Table

The following table sets forth compensation paid to the Chief Executive Officer of the Company and the four other most highly compensated executive officers of the Company (the "Named Executive Officers") for each of the three fiscal years ended August 28, 2004, for services rendered in all capacities to the Company.

Summary Compensation Table

	Annual Compensation(1)			Long-Term Compensation Awards	
Name and Principal Position	Year	Salary($)	Bonus($)	Securities Underlying Options (Shares)	All Other Compensation (2)($)
Ronald D. Croatti	2004	387,257	108,432	2,100	20,971
Chairman of the Board,	2003	373,555	69,497	2,100	21,864
President and Chief Executive Officer	2002	356,733	61,250	2,100	20,998
Cynthia Croatti	2004	260,724	73,003	1,400	20,304
Executive Vice President and	2003	252,572	46,630	1,400	21,906
Treasurer	2002	240,280	41,255	1,400	21,017
John B. Bartlett	2004	265,922	74,458	1,400	20,494
Senior Vice President	2003	254,373	46,939	1,400	21,976
and Chief Financial Officer	2002	240,577	41,306	1,400	20,924
Bruce P. Boynton	2004	209,528	58,668	1,100	21,348
Senior Vice President, Operations	2003	205,099	37,680	1,100	21,820
	2002	194,713	33,432	1,100	18,809
Dennis G. Assad	2004	202,110	56,591	1,100	21,493
Senior Vice President, Sales	2003	196,229	35,970	1,100	21,906
and Marketing	2002	184,877	31,743	1,100	19,410

(1) Perquisites and other personal benefits paid to each Named Executive Officer in each instance aggregated less than 10% of the total annual salary and bonus set forth in the columns entitled "Salary" and "Bonus" for each Named Executive Officer.

(2) Amounts shown in the table below show the breakout of All Other Compensation for each of the three fiscal years ended August 28, 2004:

Name	Year	Car Allowance($)	401(k) Contribution($)	Profit Sharing Plan($)	Total All Other Compensation($)
Ronald D. Croatti	2004	6,250	8,200	6,521	20,971
	2003	5,980	8,000	7,884	21,864
	2002	5,608	8,817	6,573	20,998
Cynthia Croatti	2004	6,250	7,533	6,521	20,304
	2003	5,980	8,042	7,884	21,906
	2002	5,608	8,836	6,573	21,017
John B. Bartlett	2004	6,250	7,723	6,521	20,494
	2003	5,980	8,112	7,884	21,976
	2002	5,608	8,743	6,573	20,924
Bruce P. Boynton	2004	6,250	8,577	6,521	21,348
	2003	5,980	7,956	7,884	21,820
	2002	5,608	6,628	6,573	18,809
Dennis G. Assad	2004	6,250	8,722	6,521	21,493
	2003	5,980	8,042	7,884	21,906
	2002	5,608	7,229	6,573	19,410

Option Grants with Respect to Fiscal Year 2004

The following table sets forth the options granted with respect to the fiscal year ended August 28, 2004 to the Company's Named Executive Officers.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)	
Name	Number of Securities Underlying Options Granted(#)	Percent of Total Options Granted to Employees for Fiscal Year 2004	Exercise of Base Price ($/Sh)	Expiration Date	5%	10%
Ronald D. Croatti	2,100	3.4%	$24.35	11/04/13	$32,159	$81,496
Cynthia Croatti	1,400	2.3%	$24.35	11/04/13	$21,439	$54,331
John B. Bartlett	1,400	2.3%	$24.35	11/04/13	$21,439	$54,331
Bruce P. Boynton	1,100	1.8%	$24.35	11/04/13	$16,845	$42,688
Dennis G. Assad	1,100	1.8%	$24.35	11/04/13	$16,845	$42,688

(1) These columns show the hypothetical gains or option spreads of the options granted based on assumed annual compound stock appreciation rates of 5% and 10% over the full 10-year term of the options. The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of future Common Stock prices. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise of the option or the sale of the underlying shares or reflect non-transferability, vesting or termination provisions. The actual gains, if any, on the exercises of stock options will depend on the future performance of the Common Stock.

Option Exercises and Year-End Holdings

The following table sets forth information concerning the number and value of unexercised options to purchase Common Stock of the Company held by the Named Executive Officers at August 28, 2004. No Named Executive Officer of the Company exercised any options to purchase Common Stock during fiscal 2004.

Aggregated Fiscal Year-End 2004 Option Values

	Number of Securities Underlying Unexercised Options at August 28, 2004(#)		Value of Unexercised in-the-Money Options at August 28, 2004($)	
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Ronald D. Croatti	4,725	5,775	$69,522	$48,986
Cynthia Croatti	2,450	3,750	$35,334	$30,795
John B. Bartlett	3,150	3,850	$46,348	$32,658
Bruce P. Boynton	2,475	3,025	$36,416	$25,660
Dennis G. Assad	2,475	3,025	$36,416	$25,660

Supplemental Executive Retirement Plan

The Company maintains the UniFirst Unfunded Supplemental Executive Retirement Plan (the "SERP") available to certain eligible employees of the Company and its affiliates. Retirement benefits available under the SERP are based on a participant's average annual base earnings for the last three years of employment prior to his retirement date ("Final Average Earnings"). Upon the retirement of a participant on his social security retirement date, the participant will be paid an aggregate amount equal to 2.4 times his Final Average Earnings over a twelve year period. Upon the death of a participant, the participant's designated beneficiary will be paid retirement benefits as above (determined as of the date of death if pre-retirement). The SERP provides that, upon any change of control, retirement benefits of participants who are age 50 or over and whose employment is terminated within three years of the change of control will become vested and payable, subject to certain years of service requirements.

Average Compensation(1)	Annual Retirement Benefit(2)
$200,000	$ 40,000
$250,000	$ 50,000
$300,000	$ 60,000
$350,000	$ 70,000

(1) Average Compensation for purposes of this table is based on the participant's average base salary for the last three years of full-time employment preceding retirement.

(2) The Annual Retirement Benefit is payable for twelve years beginning at the participant's social security retirement age. There is no deduction for Social Security or other offset amounts.

REPORT OF COMPENSATION COMMITTEE

During the 2004 fiscal year, the Compensation Committee consisted of Messrs. A. Cohen (Chairman), P. Cohen and Evans, three Directors who are not employees of the Company. The Compensation Committee reviews and approves the Company's executive compensation program.

Compensation Philosophy

The Company seeks to attract and retain executive officers who, in the judgment of the Company's Board of Directors, possess the skill, experience and motivation to contribute significantly to the long-term success of the Company and to long-term stock price appreciation. With this philosophy in mind, the Compensation Committee follows an executive officer compensation program designed to foster the mutuality of interest between the Company's executive officers and the Company's shareholders and to provide senior management additional incentive to enhance the sales growth and profitability of the Company, and thus shareholder value.

The Compensation Committee reviews its compensation policy annually. Compensation of executive officers currently consists of a base salary and, based on the achievement of predetermined corporate performance objectives, a cash bonus. In addition, for fiscal 2004 the Company issued options to purchase a total of approximately 61,800 shares to over 100 officers, non-employee directors, vice presidents, department directors, general managers and other management personnel. Although the Company's fiscal year ends in August, compensation decisions generally are made on a calendar year basis.

Base Salary

Each year, the Compensation Committee consults with the Chief Executive Officer with respect to setting the base salaries of its executive officers, other than the Chief Executive Officer, for the ensuing year. Annual salary adjustments are determined by evaluating the financial performance of the Company during the prior year, each executive officer's contribution to the profitability, sales growth, return on equity and market share of the Company during the prior year and the compensation programs and levels generally paid to executives at other companies.

Incentive Compensation Plan

Annual cash bonuses for executive officers of the Company are determined in accordance with the Company's incentive compensation plan, the philosophy and substantive requirements of which are reviewed by the Compensation Committee each year. Cash bonuses are determined with reference to, among other things, the Company's financial performance.

Each year, the Compensation Committee confers with the Chief Executive Officer and establishes performance goals. The cash bonuses awarded depend on the extent to which the performance of the Company meets or exceeds the budgeted amounts. In addition, the Compensation Committee establishes minimum achievement thresholds and maximum bonus levels for each of these performance criteria which apply uniformly to the Company's executive officers. Bonuses are determined and paid annually after the end of each fiscal year.

Compensation of Chief Executive Officer

The Compensation Committee established the compensation of Ronald D. Croatti, the Chief Executive Officer, for 2004 using the same criteria applicable to determining compensation levels and bonuses for other executive officers as noted in this report. Such criteria included the financial performance of the Company during the 2003 fiscal year, the compensation levels generally paid to executives of other companies, and Mr. Croatti's contribution to the growth, profitability and overall success of the Company during the 2003 fiscal year and his leadership of the Company. The Compensation Committee determined that Mr. Croatti provided the Company with exceptional leadership, skills and effort and, therefore, increased his salary generally commensurate with increases granted to other executive officers of the Company. Mr. Croatti's 2004 calendar year base salary was established at $393,744, a 5% increase from the prior year.

Submitted by the Compensation Committee for fiscal 2004

Albert Cohen (Chairman)
Phillip L. Cohen
Donald J. Evans

Compensation Committee Interlocks and Insider Participation

The Compensation Committee currently consists of Messrs. A. Cohen, P. Cohen and Evans. None of these individuals has served as an officer or employee of the Company or any of its subsidiaries. The Company is not aware of any compensation committee interlocks.

REPORT OF AUDIT COMMITTEE

The Audit Committee is composed entirely of independent directors meeting the requirements of applicable Securities and Exchange Commission and New York Stock Exchange rules. The key responsibilities of our committee are set forth in our charter, which was adopted by us and approved by the Board on April 8, 2003.

We serve in an oversight capacity and are not intended to be part of UniFirst's operational or managerial decision-making process. UniFirst's management is responsible for preparing the consolidated financial statements and its independent registered public accounting firm is responsible for auditing those statements. Our principal purpose is to monitor these processes.

The Audit Committee has, among other things:

- Reviewed and discussed the audited financial statements with management and the independent registered public accounting firm.
- Reviewed and discussed the quarterly and annual earnings press release and related financial information with management and the independent registered public accounting firm.
- Discussed with the independent registered public accounting firm the overall scope and plans for the annual audit, the results of their examination, the evaluation of internal controls and the overall quality of UniFirst's financial reporting.
- Discussed with the independent registered public accounting firm the matters required to be discussed by SAS 61, as amended by Statement on Accounting Standards No. 90.
- Considered whether the provision of non-audit services is compatible with maintaining the auditors' independence.
- Received the written disclosures and the letter from the independent registered public accounting firm required by Independence Standards Board Standard No. 1, and has discussed with the independent registered public accounting firm the auditors' independence.
- Based on the review and discussions above, recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the last fiscal year for filing with the Securities and Exchange Commission.

Submitted by the Audit Committee for fiscal 2004:

Phillip L. Cohen (Chairman)
Donald J. Evans
Lawrence R. Pugh

Independent Registered Public Accounting Firm

Audit Fees. During fiscal 2004, the aggregate fees and expenses billed for professional services rendered by Ernst & Young LLP ("Ernst & Young") for the audit of the Company's annual financial statements and review of the Company's quarterly financial statements totaled $684,719. During fiscal 2003, the aggregate fees and expenses billed for professional services rendered by Ernst & Young for the audit of the Company's annual financial statements and review of the Company's quarterly financial statements totaled $382,600.

Audit-Related Fees. During fiscal 2004, there was $12,600 of fees and expenses billed for assurance and related services rendered by Ernst & Young that were reasonably related to the performance of the audit or review of the Company's annual financial statements and review of the Company's quarterly financial statements. During fiscal 2003, the aggregate fees and expenses billed for assurance and related services rendered by Ernst & Young that were reasonably related to the performance of the audit of the Company's annual financial statements and review of the Company's quarterly financial statements, totaled $5,000.

Tax Fees. During fiscal 2004, the aggregate fees and expenses billed for professional services rendered by Ernst & Young for tax compliance, tax advice and tax planning, consisting primarily of reviewing the Company's federal and state income tax returns, totaled $55,998. During fiscal 2003, the aggregate fees and expenses billed for professional services rendered by Ernst & Young for tax compliance, tax advice and tax planning, consisting primarily of reviewing the Company's federal and state income tax returns, totaled $73,000.

All Other Fees. During fiscal 2004, the aggregate fees and expenses billed for professional services rendered by Ernst & Young to the Company not covered in the three preceding paragraphs totaled $27,642, which were primarily for advisory services. During fiscal 2003, the aggregate fees and expenses billed for professional services rendered by Ernst & Young to the Company not covered in the three preceding paragraphs totaled $30,000, which were primarily for advisory services.

Under its charter, the Audit Committee must pre-approve all audit and permitted non-audit services to be provided by our principal independent registered public accounting firm unless an exception to such pre-approval exists under the Exchange Act or the rules of the SEC. Each year, the audit committee approves the retention of the independent registered public accounting firm to audit our financial statements, including the associated fee. All of the services described in the four preceding paragraphs were approved by the Audit Committee. The Audit Committee has considered whether the provisions of such services, including non-audit services, by Ernst & Young is compatible with maintaining Ernst & Young's independence and has concluded that it is.

Stock Performance Graph

Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on the Common Stock, based on the market price of the Common Stock, with the cumulative total shareholder return of a peer group and of companies within the Standard & Poor's 500 Stock Index, in each case assuming reinvestment of dividends. The peer group is composed of Cintas Corporation, G & K Services, Inc. and Angelica Corporation. The calculation of cumulative total shareholder return assumes a $100 investment in the Common Stock, the peer group and the S&P 500 Stock Index on August 27, 1999.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN
AMONG UNIFIRST CORPORATION,
THE S&P 500 INDEX AND A PEER GROUP


DOLLARS
220
200
180
160
140
120
100
80
60
40
20
0
8/99
8/00
8/01
8/02
8/03
8/04
UNIFIRST CORPORATION
S & P 500
PEER GROUP

	Aug. 99	Aug. 00	Aug. 01	Aug. 02	Aug. 03	Aug. 04
UniFirst Corporation	100.00	67.90	113.08	158.93	177.47	199.21
S & P 500	100.00	116.32	87.95	72.12	80.83	90.09
Peer Group	100.00	114.99	128.37	124.43	115.35	120.41

Certain Relationships and Related Transactions

The Company retained during the 2004 fiscal year, and proposes to retain during the 2005 fiscal year, the law firm of Goodwin Procter LLP. Donald J. Evans, a Director of the Company, was formerly a partner of the law firm of Goodwin Procter LLP. Raymond C. Zemlin, the Secretary of the Company, is the sole shareholder of Raymond C. Zemlin, P.C., which is a partner in the law firm of Goodwin Procter LLP.

Director Compensation

During the 2004 calendar year, each Director who was not an employee of the Company received an annual Director's fee of $17,500 per year, an annual fee of $2,500 for chairing a board committee, $2,250 per Directors' meeting attended, $250 per board committee meeting attended if held on the same day as a Directors' meeting, $1,000 per board committee meeting attended if not held on the same day as a Directors' meeting and $500 per Directors' meeting and committee meeting attended by telephone. It is expected that, for the 2005 calendar year, such fees will be $20,000, $3,000, $2,250, $250, $2,000 and $500, respectively. Each Director who was also an employee of the Company received no Director's fees during fiscal year 2004 and will receive no Director's fees during calendar year 2005.

2. OTHER MATTERS

Management is not aware of any other matters which may come before the Annual Meeting; however, if any matters other than those set forth in the attached Notice of Annual Meeting should be properly presented at the Annual Meeting, the persons named in the enclosed proxy intend to take such action as will be, in their discretion, consistent with the best interest of the Company.

Independent Registered Public Accounting Firm

The Board of Directors has selected the firm of Ernst & Young, independent registered public accounting firm, to serve as its independent registered public accounting firm for the 2005 fiscal year. Ernst & Young has served as the Company's independent registered public accounting firm since June 24, 2002. A representative of Ernst & Young is expected to be present at the Annual Meeting. He or she will have an opportunity to make a statement, if he or she desires to do so, and will be available to respond to appropriate questions.

Shareholder Proposals

Any shareholder desiring to present a proposal for inclusion in the Company's Proxy Statement in connection with the Company's 2006 Annual Meeting of Shareholders must submit the proposal so as to be received by the Secretary of the Company at the principal executive offices of the Company, 68 Jonspin Road, Wilmington, Massachusetts 01887, not later than August 12, 2005. In addition, in order to be included in the proxy statement, such a proposal must comply with the requirements as to form and substance established by applicable laws and regulations.

Shareholders wishing to present business for action, other than proposals to be included in the Company's Proxy Statement, or to nominate candidates for election as Directors at a meeting of the Company's shareholders, must do so in accordance with the Company's By-laws. The By-laws provide, among other requirements, that in order to be presented at the 2006 Annual Meeting, such shareholder proposals or nominations may be made only by a shareholder of record who shall have given notice of the proposal or nomination and the related required information to the Company no earlier than September 15, 2005 and no later than October 29, 2005.

WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE MEETING, PLEASE FILL IN AND SIGN THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENVELOPE PROVIDED. IF YOU DESIRE TO VOTE YOUR STOCK IN PERSON AT THE MEETING, YOUR PROXY MAY BE REVOKED.

December 6, 2004

Corporate Officers

[illegible] D. Croatti
[illegible] of the Board, President and Chief Executive Officer

[illegible] Croatti
[illegible] Vice President and Treasurer

John B. Bartlett
Senior Vice President and Chief Financial Officer

Dennis G. Assad
Senior Vice President, Sales and Marketing

Bruce P. Boynton
Senior Vice President, Operations

David A. DiFillippo
Senior Vice President, Operations

Raymond C. Zemlin
Secretary

Directors

[illegible]
[illegible] of the Board, President and Chief Executive Officer

[illegible]
Executive Vice President and Treasurer

[illegible]
President, [illegible] Corporation, a consultancy

[illegible] Cohen
[illegible] accounting firm; Certified [illegible]

[illegible] DiFillippo
[illegible] UniFirst Corporation

[illegible]
[illegible] Partner of Goodwin Procter LLP; Formerly [illegible] Deputy Commissioner, [illegible] Department of Revenue

[illegible]
[illegible] Corporation

[illegible]

Operating and Subsidiary Officers

John R. Badey
Vice President, Distribution and Engineering

George J. Bakevich
Vice President, UniTech Services Group

Joseph A. Boucher
Vice President, Western Rental Group

Michael A. Croatti
Vice President, Central Rental Group

Stephen A. Gaykan
Vice President, Manufacturing

Robert A. Kuhn
Vice President, Southern Rental Group

Reis V. LaMontagne
Vice President, Mid-Atlantic Rental Group

Todd T. Lewis
Vice President, First Aid Group

Robert E. Middleton
Vice President, Southwest Rental Group

Gary L. Rogers
Vice President, Texas Rental Group

William M. Ross
Vice President, Northeast Rental Group

Michael J. Szymanski
Vice President, Canadian Rental Group

Corporate Information

Form 10-K
Shareholders may obtain, without charge, a copy of the Company's 2004 Form 10-K. Written requests should be addressed to John B. Bartlett, Senior Vice President.

Transfer Agent
EquiServe Trust Company, N.A.

Independent Registered Public Accounting Firm
Ernst & Young LLP

Legal Counsel
Goodwin Procter LLP

UniFirst Corporation
68 Jonspin Road
Wilmington, MA 01887-1086
(978) 658-8888
www.unifirst.com

68 Jonspin Road | Wilmington, MA 01887-1086
978-658-8888 | www.unifirst.com